LIMITED LIABILITY COMPANY AGREEMENT

OF

RAKE LLC

THE COMPANY UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN

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LIMITED LIABILITY COMPANY AGREEMENT
OF
RAKE LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") is made effective as of December 26, 2018 (the ("Effective Date"), by and among RAKE LLC (the "Company" or "Rake") and the Unitholders. Certain capitalized terms used herein are defined in Section 1.7.

RECITALS

WHEREAS, the Company was formed on or around May 8, 2018;

WHEREAS, the undersigned Unitholders desire to provide for the ownership and operation of the Company as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
GENERAL PROVISIONS; DEFINITIONS

Section 1.1 Formation of the Company; Term. The Company was formed on or around May 8, 2018, by the execution and filing of Articles of Organization with the Secretary of State of the State of Illinois setting forth the information required by the Act (together with subsequent amendments, the "Articles"). The term of the Company commenced upon the filing of the Articles and shall continue in perpetuity until the dissolution and termination of the Company in accordance with the provisions of ARTICLE IX hereof. The Company shall be a manager managed limited liability company.

Section 1.2 Limited Liability Company Agreement. The Unitholders have entered into this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The Unitholders hereby agree that, during the term of the Company set forth in Section 1.1, the rights and obligations of the Unitholders with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Act.

Section 1.3 Name. The name of the Company shall be "Rake LLC" or such other name or names as may from time to time be designated by the Managers. The Company's business may be conducted under its name and/or any other name or names as the Managers may deem advisable.

Section 1.4 Purpose and Powers. The Company is organized for the object and purpose of engaging in all such lawful transactions and business activities as may be determined from time to time by the Managers. The Company shall have any and all powers necessary or

desirable to carry out the purposes and business of the Company, to the extent that the same may be lawfully exercised by limited liability companies under the Act.

Section 1.5 Principal Office. The principal office of the Company shall be located at 19740 Governors Hwy, Suite 115, Flossmoor, Illinois 60422, or at such other place (whether inside or outside the State of Illinois) as the Managers may from time to time designate. The Company may have such other offices (whether inside or outside the State of Illinois) as the Managers may from time to time designate.

Section 1.6 Tax Treatment as Partnership. The Unitholders intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Company and each Unitholder shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 1.7 Definitions. In addition to the terms defined in this Section 1.7, the following terms have the meanings provided for them in the sections of the Agreement indicated below:

Defined Term	**Section**
Adjusted Capital Account Deficit	Section 1.1 of Exhibit B
Agreement	Preamble
Assignee	Section 10.6(a)
Book Depreciation	Section 1.2 of Exhibit B
Book Value	Section 1.3 of Exhibit B
Capital Account	Section 2.1 of Exhibit B
Articles	Section 1.1
Class A Member Pro Rata Fraction	Section 10.2(c)
Company	Preamble
Confidential Information	Section 5.6(a)
Contract Price	Section 10.8
Disposing Unitholder	Section 10.2(a)
Documents	Section 13.22
Drag-Along Member	Section 10.4(a)
Drag-Along Notice	Section 10.4(b)
Effective Date	Preamble
Fair Market Value of Contributed Property	Section 1.3(a) of Exhibit B
flow-through subsidiary	Section 1.7(c)
Indemnified Person	Section 7.3(a)
IRS Notice	Section 10.3
Member Co-Sale Offer	Section 10.3(a)
Member Preemptive Right Pro Rata Fraction	Section 10.3
Net Income; Net Losses	Section 1.4 of Exhibit B
non-Affiliated Person	Section 1.7(aa)
Nonrecourse Deductions	Section 1.5 of Exhibit B
Nonrecourse Liability	Section 1.6 of Exhibit B

Defined Term	Section
Obligated Unitholder	Section 10.4(a)
Offered Units	Section 10.2(a)
Offer Period	Section 10.2(d)
Participating Member	Section 10.3(a)
Participation Threshold	Section 10.3
Partnership Minimum Gain	Section 1.9 of Exhibit B
Partner Nonrecourse Debt	Section 1.7 of Exhibit B
Partner Nonrecourse Debt Minimum Gain	Section 1.8 of Exhibit B
Permitted Transferee	Section 10.4
Proposed Transferee	Section 10.2(a)
Rake	Preamble
Regulatory Allocations	Section 1.10 of Exhibit B
Repurchase Notice	Section 10.3
Repurchase Option	Section 10.3
Series	Section 10.3
Trade Secrets Act	Section 13.1
Transfer	Section 10.1
Unitholder Offer	Section 10.2(a)
Unit Ownership Ledger	Section 2.2(e)
Unvested Units	Section 10.3
Vested Units	Section 10.3

(a) "Act" means the Illinois Limited Liability Company Act, 805 ILCS 180/1-1 et seq., as it may be amended from time to time, and any successor thereto.

(b) "Additional Member" means a Person admitted to the Company as a Member pursuant to Section 11.2.

(c) "Adjusted Net Taxable Income" and "Adjusted Net Taxable Loss" of the Company mean, for or with respect to a particular quarter of a Taxable Year, as the case may be, an amount equal to the Company's taxable income or loss, as applicable, for that quarter or Taxable Year determined in accordance with Code Section 703(a) (for this purpose, all items of taxable income, gain, expense, deduction, and loss required to be stated separately pursuant to Code Section 703(a)(1) are to be included in the computation of taxable income or loss); except that taxable income or loss is to be determined for this purpose as if the adjusted basis for federal income tax purposes of every Company asset (and every asset of any entity that is disregarded or treated as a partnership for federal income tax purposes in which the Company directly or indirectly owns an equity or beneficial ownership interest (a "flow-through subsidiary")) is equal to its Book Value (or, with respect to each flow-through subsidiary, its comparable value), as adjusted by any book depreciation.

(d) "Affiliate" as applied to any Person, means any other Person, directly or indirectly, controlling, controlled by, or under common control with, that Person. The term

"control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to vote fifty-one (51%) or more of the voting equity (or in the case of a Person which is not a corporation, fifty-one (51%) or more of the ownership interest, beneficial or otherwise) of such Person, or the ability to otherwise direct or cause the direction of the management and policies of that Person, whether through the ownership of voting equity, by contract or otherwise.

(e) "Capital Contributions" means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property which a Unitholder contributes or is deemed to have contributed to the Company with respect to the issuance of any Unit pursuant to Section 2.2.

(f) "Capital Event" means (i) a Sale of the Company or substantially all of its assets or (ii) the dissolution, liquidation and/or winding up of the Company.

(g) "Capital Proceeds" means the aggregate amount of proceeds or value of securities or property from any Capital Event (after any required payment of indebtedness, if any, including indebtedness secured by liens on the property sold or disposed of, and payment of associated fees and expenses, including reasonable fees and expenses of counsel, brokers, investment advisors, accountants, appraisers and other third parties) received by the Company or its Subsidiaries and proceeds paid from time to time with respect to any promissory note or other instrument or security delivered to the Company or its Subsidiary in connection with such Capital Event, including publicly traded securities valued at their Fair Market Value at the time of such Capital Event.

(h) "Cash and Cash Equivalents" means the sum of all cash and the fair market value (expressed in United States dollars) of cash equivalents (including marketable securities, checks, bank deposits and short term investments) of the Company as of the close of business on a date. For the avoidance of doubt, Cash and Cash Equivalents shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit.

(i) "Cause" shall, with respect to a specific Person employed or engaged by the company, have the meaning as may be set forth in an Incentive Unit Agreement between the Company and such Person as may be amended from time to time.

(j) "Class A Member" means a Member who holds Class A Units.

(k) "Class A Unit" means the Class A Units representing a fractional part of the Unitholders' rights under this Agreement to (i) share in the profits and losses of the Company (including Net Income and Net Losses and all items of income, gain, expense, deduction, and loss allocated hereunder that are not included in the computation of Net Income or Net Losses) and (ii) receive Distributions from the Company, and to the extent the holder thereof has been admitted as a Member, having the other relative rights and obligations specified with respect to Class A Units in this Agreement.

(l) "Class A Unitholder" means a Unitholder who holds Class A Units.

(m) "Class P Member" means a Member who holds Class P Units.

(n) "Class P Unit" means the Class P Units representing a fractional part of the Unitholders' rights under this Agreement to (i) share in the profits and losses of the Company (including Net Income and Net Losses and all items of income, gain, expense, deduction, and loss allocated hereunder that are not included in the computation of Net Income or Net Losses) and (ii) receive Distributions from the Company, and to the extent the holder thereof has been admitted as a Member, having the other relative rights and obligations specified with respect to Class P Units in this Agreement. Class P Units shall have no voting rights.

(o) "Class P Unitholder" means a Unitholder who holds Class P Units. A Class P Unitholder shall not have any voting rights.

(p) "Code" means the United States Internal Revenue Code of 1986, as amended.

(q) "Distribution" means each distribution made by the Company to a Unitholder with respect to such Person's Units pursuant to the Class such Units were issued, whether in cash, property or securities of the Company and whether by liquidating distribution, dividend or otherwise; *provided* that Distribution shall not include any recapitalization or exchange of securities of the Company, any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

(r) "EBITDA" means for any period, the reasonable good faith calculation of the net income of the Company before interest income and interest expenses, income taxes, depreciation and amortization expenses.

(s) "Equity Securities" shall have the meaning ascribed to such term in Rule 405 promulgated under the Securities Act and in any event includes any units, any common stock, any limited partnership interest, any limited liability company interest and any other interest or security having the attendant right to vote for directors or managers or similar representatives, including any options or warrants to purchase the foregoing and other securities convertible, exchangeable or exercisable for the foregoing.

(t) "Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Unitholder or the occurrence of any other event that terminates the continued membership and/or ownership of Units of a Unitholder in the Company.

(u) "Fair Market Value" means, with respect to any asset, its fair market value determined according to Section 8.3.

(v) "Fiscal Year" means the Company's annual accounting period established pursuant to Section 9.3.

(w) "Founder Member" means individually Andy Weeks, Alison Weeks, Michael Brown and Michael Thorington and each of their respective Permitted Transferees.

(x) "Founder Members" means collectively Andy Weeks, Alison Weeks, Michael Brown and Michael Thorington, and each Permitted Transferee of the individual Founder Member.

(y) "Founder Members' Distributions" means the amount of Distributions collectively to be paid to the Founder Members.

(z) "Incentive Unit Agreement" means those certain agreements by and among the Company and certain employees, service providers, consultants or other third parties of the Company as in effect from time to time.

(aa) "Interest" of a Unitholder as of a particular time means the entire ownership interest of that Unitholder in the Company at that time, including all benefits to which the owner of that ownership interest is entitled under this Agreement and applicable law, together with all obligations of that Unitholder under this Agreement and applicable law, with respect to that ownership interest.

(bb) "Manager" means a representative duly appointed as a manager of the Company as provided in Section 4.3.

(cc) "Managers" means all of the Managers of the Company.

(dd) "Member" means each of the Persons listed on the signature pages hereto as Members and each Person who is admitted to the Company as a Member pursuant to Section 2.2 or Article X, in each case so long as such Person continuously holds any Units.

(ee) "Net Taxable Profits" means, for or with respect to a particular quarter of a Taxable Year, the excess, if any, of (i) any estimated Adjusted Net Taxable Income of the Company for that quarter, and for all prior quarters of that Taxable Year (determined by the Managers as of the time that Distributions, if any, under Section 3.4 are to be made), over (ii) the sum of the estimated Adjusted Net Taxable Losses of the Company for all prior quarters of the Taxable Year (determined by the Managers as of the time that Distributions, if any, under Section 3.4 are to be made).

(ff) "New Securities" means (i) any Units of the Company or any other securities of the Company, including any equity or profit participation rights, whether now authorized or not, (ii) any rights, options, or warrants to purchase any such Units or rights, or to purchase any securities of any type whatsoever that are, or may become, convertible into any such Units, and (iii) any securities of any type whatsoever (including, without limitation, any debt securities) that are, or may become convertible into any such Interest; *provided, however*, that "New Securities" will not include (A) securities offered to the public pursuant to a registration statement under the Securities Act, (B) profits interests or options or securities issued, or securities issued upon exercise of options or securities issued, to officers, Managers, employees or consultants of, the Company, (C) securities issued as consideration for the acquisition of another entity by the Company by merger, or by the purchase of all or substantially all of such other entity's assets, (F) securities issued as distribution on all outstanding Units, as declared and approved by the Managers and in accordance with this Agreement, (G) securities issued pursuant to an equipment financing lease or similar

arrangement, (H) securities issued other than for cash to strategic partners, lenders or lessors of the Company pursuant to an institutional loan or a strategic partnership or other transaction approved by the Managers, (I) all outstanding securities as of the date hereof, and (J) securities issued upon exercise of options or warrants outstanding as of the date hereof.

(gg) "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

(hh) "Public Offering" means a firm committed underwritten offering by the Company, or any successor thereto, of its equity securities to the public pursuant to an effective registration statement under the Securities Act, or any comparable statement under any similar statute then in force, resulting in at least $40,000,000 gross proceeds to the Company.

(ii) "Restricted Payment" means any dividend or other distribution (whether in cash, securities or other Property) with respect to any equity interest in the Company, or any payment (whether in cash, securities or other Property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests in the Company thereof or any option, warrant or other right to acquire any such equity interest in the Company.

(jj) "Sale of the Company" means (i) the sale of the Company to a Person who is not related to or Affiliated with the Company, a Manager or Member (each a "non-Affiliated Person") or group of non-Affiliated Persons pursuant to which such party or parties acquire(s), in a single transaction or a series of related transactions, (A) all or a majority of the issued and outstanding Units determined on a fully-diluted basis or (B) all or substantially all of the Company's assets determined on a consolidated basis and (ii) a merger or consolidation in which (A) the Company is a constituent party or (B) a Subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a Subsidiary in which the Units outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for Equity Securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the Equity Securities of (x) the surviving or resulting entity or (y) if the surviving or resulting entity is a wholly owned Subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; *provided* that, for the purposes hereof, all Equity Securities issuable upon exercise or conversion of derivative Equity Securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Units are converted or exchanged. Sale of the Company shall not include a recapitalization or redemption of the Company or its Units.

(kk) "Securities Act" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or

regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

(ll) "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director, managing manager or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof and unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

(mm) "Supermajority" means seventy-five percent (75%).

(nn) "Taxable Year" means the Company's accounting period for federal income tax purposes determined pursuant to Section 9.5.

(oo) "Tax Matters Member" is the Member selected pursuant to Section 9.7 to be the "tax matters partner" within the meaning of Section 6231 of the Code for taxable years beginning before January 1, 2018, and the "partnership representative" within the meaning of Section 6223 of the Code for taxable years beginning after December 31, 2017.

(pp) "Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof. Such term shall, at the Managers' sole discretion, be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations (whether or not such amendments and corresponding provisions are mandatory or discretionary).

(qq) "Unit" means a fractional part of a Unitholders' rights under this Agreement to (i) share in the profits and losses of the Company (including Net Income and Net Losses and all items of income, gain, expense, deduction, and loss allocated hereunder that are not included in the computation of Net Income or Net Losses) and (ii) receive Distributions from the Company and, shall initially include Class A Units and Class P Units; *provided* that each holder of any class or group of Units that is a Member shall have the relative rights, powers, duties, and obligations specified with respect to such class or group of Units in this Agreement.

(rr) "Unitholder" means any owner of one or more Units.

(ss) "Unreturned Capital" means, with respect to a Unit, the excess, if any, of the Capital Contribution made or deemed made in exchange for or on account of such Unit over

all Distributions made by the Company with respect to such Unit pursuant to Section 3.2; *provided, however*, any tax Distributions made pursuant to Section 3.4 shall not be accounted for when determining Unreturned Capital.

(tt) "Voting Units" or "Voting Units" means any Class A Unit or Class A Units.

ARTICLE II
UNITS AND ISSUANCES

Section 2.1 Authorized Units. The total number and class of Units which the Company has authority to issue shall be determined by the Members, in their sole discretion from time to time (which the Managers shall cause to be reflected as an addendum to the Unit Ownership Ledger).

Section 2.2 Capital Contributions and Issuance of Units.

(a) Initial Issuance. As of the Effective Date, the Company shall be deemed to have issued to each Member, the number and class of Units set forth opposite such Member's name on Exhibit A hereto. Such Units have been issued in exchange for the Member's Capital Contributions described on Exhibit A and other services such Member has provided or will provide to the Company.

(b) Additional Issuances of Units. Subject to Sections 2.2(c) and 2.3 hereof, the Company shall issue Units at such times and from time to time, to such Persons, in such amounts, at such price and on such other terms and conditions as shall be determined and approved by the Members in their sole discretion. The Company shall not offer or issue any Units to any Person without the approval of the Members.

(c) Incentive Units.

(i) The Managers may, in their sole discretion, as determined in the best interests of the Company, issue to certain Unitholders, employees, service providers, consultants or other third parties of the Company, excluding any Founder Member and such Founder Member's Permitted Transferees or Affiliates; *provided, however*, only for purposes of this clause in this Section 2.2(c)(i), the Company shall not be considered a Permitted Transferee or Affiliate; as in effect from time to time an opportunity to purchase or be awarded Class P Units of the Company (calculated on a fully-diluted basis, assuming exercise or conversion of all then outstanding agreements, options, warrants and convertible securities into Class P Units) as determined by the Managers, pursuant to the terms of option agreements, warrant agreements, Unit grant agreements, Incentive Unit Agreements or other arrangements approved by the Managers. Such amount of Units to be issued shall be capped at ten percent (10%) of the cumulative outstanding Units at any time, all treated as a single class. The Managers shall determine those Persons who shall be issued Units and the terms upon which such Units shall be issued, including without limitation the applicable exercise price, term of exercise, and vesting provisions, if any.

(ii) On the date of each grant or sale of Class P Units, the Managers shall establish an initial "Participation Threshold" amount with respect to each such Class P Unit granted on such date, which Participation Threshold shall be no less than the Managers' good-faith estimate of the aggregate Fair Market Value of the Company's equity on such date. The Managers shall, upon each issuance of Class P Units, designate a separate series of Class P Units to the extent such Units do not have the same Participation Threshold as a previously issued series of Class P Units (each, a "Series").

(iii) Each Class P Unit's Participation Threshold shall be adjusted after the grant by the Company of such Class P Unit in the following manner: (i) in the event of any distribution in accordance with Sections 3.1, 3.2 or 8.2, redemption of any Units, the Participation Threshold of each Class P Unit outstanding at the time of such distribution or redemption of Units shall be reduced (but not below zero) by the amount of such distribution or the amount paid by the Company to redeem Units; and (ii) in the event of any Capital Contribution with respect to Units issued after such Class P Unit is issued, the Participation Threshold of such Class P Unit outstanding at the time of such Capital Contribution shall be increased by the amount of such Capital Contribution.

(iv) The Class P Units issued to any management purchaser or other purchaser shall become vested, if any, in accordance with the vesting schedule, if any, set forth in such Incentive Unit Agreement with the Company, as established by the Managers in connection with the issuance of such Class P Units. Class P Units that are vested per such vesting schedule, are referred to herein as "Vested Units" and Class P Units that are not vested per such vesting schedule, or as otherwise provided by the Managers, are referred to herein as "Unvested Units."

(v) To the extent available and necessary, a Person receiving Class P Units may make a timely election under Section 83(b) of the Code with respect to Units upon their issuance, in a manner reasonably prescribed by the Company.

(vi) The Company and each Person receiving Class P Units hereby acknowledges and agrees that a Person's Class P Units, and the rights and privileges associated with such Class P Units, collectively are intended to constitute a "profits interest" in the Company within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, and Revenue Procedure 2001-43, 2001-2 C.B. 191, or any successor United States Internal Revenue Service or United States Treasury Department regulation or other pronouncement applicable at the date of issuance of such Class P Units. For so long as Revenue Procedure 2001-43 is effective, the Company and each Person who receives Class P Units hereby agree (i) that all such Persons will be treated as Unitholders and as partners for federal income tax purposes immediately upon issuance of such Units and (ii) to comply with the provisions of Revenue Procedure 2001-43, and neither the Company nor any such Person shall perform any act or take any position inconsistent with the application of Revenue Procedure 2001-43.

(vii) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of

such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Matters Member is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Tax Matters Member constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Unitholder hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including the requirement that each Unitholder shall prepare and file all federal income tax returns reporting the income tax effects of each "Safe Harbor Partnership Interest" issued by the Company in a manner consistent with the requirements of the IRS Notice. A Unitholder's obligations to comply with the requirements of this Section 2.2(c)(vii) shall survive such Unitholder's ceasing to be a Unitholder of the Company and/or the termination, dissolution, liquidation and winding up the Company, and, for purposes of this Section 2.2(c)(vii), the Company shall be treated as continuing in existence.

(viii) In the event a Class P Unit recipient ceases to be employed, engaged or affiliated (excluding through ownership of Units) by the Company for any reason, all Unvested Units held by such Person shall expire and be forfeited to the Company. The Company shall be permitted to treat all such forfeited Units as unissued for purposes of determining the aggregate number of Class P Units that may be issued pursuant to Section 2.2(c).

(ix) In the event a Class P Unit recipient ceases to be employed or engaged by the Company for any reason, then all, but not less than all, of such Person's Vested Units (whether held by such Person or one or more transferees) will, at the Company's election, be subject to repurchase by the Company pursuant to the terms and conditions set forth in this Section 2.2(c)(ix) (the "Repurchase Option") at a price per Class P Unit equal to the Fair Market Value per Class P Unit determined by the Managers in good faith and without taking into account any minority discounts or discounts for lack of marketability (taking into account the applicable Participation Threshold of such Class P Units) as of such date the Person ceases to be employed or engaged by the Company, less the amount of any Distributions by the Company with respect to such Class P Unit between the date the Person ceases to be employed or engaged by the Company and the closing of the applicable repurchase; *provided, that*, notwithstanding the foregoing, if such Person has been terminated for Cause, then the applicable Class P Units will be subject to the Repurchase Option at a price per Class P Unit equal to the lesser of (x) the Fair Market Value per Class P Unit determined by the Managers in good faith (taking into account the applicable Participation Threshold of such Class P Units) as of such date the Person ceases to be employed or engaged by the Company, less the amount of any Distributions by the Company with respect to such Class P Unit between the date the Person ceases to be employed or engaged by the Company and the closing of the applicable repurchase and (y) the price paid to the Company for such Class P Unit by such Person, less the amount of any Distributions by the Company with respect to such Class P Unit between the date the Person ceases to be employed or engaged by the Company and the closing of the applicable repurchase.

(x) The Repurchase Option is exercisable by the Company delivering written notice (the "Repurchase Notice") to the holder or holders of the applicable Class P Units at any time during the six (6) month period beginning on the date the Person ceases to be employed or engaged by the Company. The Repurchase Notice will set forth the number of Class P Units to be acquired from such holder(s), which shall not be less than all of the Vested Units

held by the Person and his/her/its transferees, an estimate of the aggregate consideration to be paid for such holder's Class P Units and the time and place for the closing of the transaction.

(xi) The closing of the transactions contemplated by this Section 2.2(c)(viii) – (xi) will take place on the date designated by the Company in the Repurchase Notice, which date will not be more than sixty (60) days after the delivery of such Repurchase Notice; *provided*, that in the event such repurchase is prohibited by applicable law (including the Act) or any loan agreement to which the Company is a party, the closing of such repurchase shall occur as promptly as practicable after the date on which the last remaining restriction is applicable. The amount of the repurchase price to be paid for any Class P Units to be purchased by the Company pursuant to a Repurchase Option shall be determined pursuant to Section 2.2(c)(viii) hereof and the aggregate amount of such repurchase price shall be referred to herein as the "Aggregate Repurchase Price". The Company will pay the applicable Aggregate Repurchase Price for any Class P Units to be purchased by the Company pursuant to a Repurchase Option by delivery of either a check payable to, by wire transfer to an account or account(s) designated by, note (with a maturity no longer than five (5) years and at an interest rate of four percent (4%) per annum) or any combination of the foregoing to the holder(s) of such Class P Units in an aggregate amount equal to the applicable Aggregate Repurchase Price for such Class P Units. The Company will receive from each seller regarding the sale of Class P Units customary representations and warranties for the sale of securities of this type, including, but not limited to the representation that such seller has good and marketable title to such Class P Units, seller has the authority and ability to transfer such Class P Units and that such Class P Units will be transferred to the Company free and clear of all liens, claims and other encumbrances.

(d) Certificates. All Units issued hereunder shall be uncertificated; *provided* that the Managers may approve a specimen form of certificate and issue to the Unitholders such certificates specifying the number and type of Units held by each such Unitholder.

(e) Unit Ownership Ledger. The Company shall create and maintain a ledger (the "Unit Ownership Ledger") setting forth the name of each Unitholder and the number of each class of Units held by each such Unitholder. In addition, the Unit Ownership Ledger shall reflect any options, warrants, Unit grants or similar issuances of Units issued. Upon any change in the number or ownership of outstanding Units (whether upon an issuance of Units, a transfer of Units, a cancellation of Units or otherwise), the Managers shall amend and update the Unit Ownership Ledger and shall deliver a copy of such updated ledger to each Unitholder upon request. Absent manifest error, the ownership interests recorded on the Unit Ownership Ledger shall be conclusive record of the Units that are from time to time issued and are outstanding. Attached hereto as Exhibit A is the Unit Ownership Ledger reflecting the Unitholders and Units outstanding Effective Date and as thereafter updated.

(f) Loans From Unitholders. Loans by Unitholders to the Company shall not be considered Capital Contributions. If any Unitholder shall loan funds to the Company or loan funds to the Company in excess of the amounts required hereunder to be contributed by such Unitholder to the capital of the Company, the making of such loans shall not result in any increase in the amount of the capital account of such Unitholder. The amount of any such loans shall be a debt of the Company to such Unitholder and shall be payable or collectible in

accordance with the terms and conditions upon which such loans are made; *provided that* (i) such terms and conditions are no more favorable to such lending Unitholder than those which would be agreed to in an orderly transaction with a willing, unaffiliated lender in an arm's-length transaction and (ii) except for guarantee payments and Tax Distributions pursuant to Section 3.4, loans by Unitholders shall be paid off by the Company prior to any distributions to Unitholders.

Section 2.3 Preemptive Rights – New Securities.

(a) Except for issuances of Units pursuant to Section 2.2(c), each Member, except for any Class P Unitholder, shall have a first right to purchase its proportionate number, or any lesser number, of any New Securities which the Company may, from time to time, propose to sell and issue. For purposes of this Section 2.3, a Member's "proportionate number" means the product obtained by multiplying the number of New Securities proposed to be sold and issued by a fraction, the numerator of which will be the number of Units owned by such Member and the denominator of which will be the total number of Units held by all Members.

(b) In the event the Company proposes to undertake an issuance of New Securities, it will give the Members written notice of its intention to do so, describing the New Securities and the price and terms upon which the Company proposes to issue the same, and setting forth the number of Interests or shares which the Members are entitled to purchase and the aggregate purchase price therefor. Each Member will have thirty (30) days from the date of delivery of any notice to agree to purchase up to his or its proportionate number of such New Securities, for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. The amount of New Securities that each Member is entitled to purchase under this Section 2.3(b) shall be referred to as its "Member Preemptive Right Pro Rata Fraction". The Members subscribing for New Securities shall also have a right to oversubscription such that if any Member fails to subscribe for such Member's Member Preemptive Right Pro Rata Fraction, the Members shall, among them, have the right to purchase up to the balance of the New Securities not so subscribed for. Such right of oversubscription may be exercised by a Member by accepting the preemptive rights offer as to more than its Member Preemptive Right Pro Rata Fraction. If, as a result thereof, such oversubscriptions exceed the total number of New Securities available in respect of such oversubscriptions privilege, the oversubscribing Members shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Member Preemptive Right Pro Rata Fraction or as they may otherwise agree among themselves.

(c) In the event the Members fail to exercise such preemptive right within said thirty (30)-day period, the Company will have ninety (90) days thereafter to sell or enter into a binding agreement (pursuant to which the sale of New Securities covered thereby will be, and is, consummated within sixty (60) days from the date of said agreement) to sell the New Securities as to which such Members' rights were not exercised, at a price and upon such other terms no more favorable to the purchasers thereof than those specified in the Company's notice. In the event the Company has not sold such New Securities within said ninety (90)-day period (or sold and issued New Securities in accordance with the foregoing within sixty (60) days from the date of said agreement), the Company will not thereafter issue or sell any New Securities without first offering such New Securities to the Members in the manner provided above.

(d) The preemptive rights granted pursuant to this Section 2.3 shall not apply to and shall terminate and be of no further force and effect upon the earlier to occur of (a) a Sale of the Company and (b) upon the consummation of a Public Offering. For the avoidance of doubt, no Class P Unitholder shall have preemptive rights with respect to any New Securities.

(e) With respect to any proposed issuance of New Securities, preemptive rights for all Members granted pursuant to this Section 2.3 may be waived by Members holding a Supermajority of the Voting Units then held by all Members. For the avoidance of doubt, such a waiver shall apply to all Members, not just those voting in favor of the waiver.

ARTICLE III

DISTRIBUTIONS AND ALLOCATIONS

Section 3.1 Regular Distributions. The Company shall make Distributions (other than in respect of Capital Proceeds, which are governed by Section 3.2) to the Unitholders in respect of their Units at any time and from time to time as determined by the Managers in their sole discretion; *provided* that (a) no Distributions shall be made to Class P Unitholders pursuant to this Section 3.1 and (b) Distributions pursuant to this Section 3.1 are permitted under applicable law and any lending agreements to which the Company or any of its Subsidiaries is a party (including loans pursuant to Section 2.2(f)).

Section 3.2 Capital Event Distributions. Distributions of Capital Proceeds in connection with a Capital Event shall be made to the Unitholders in the following order and priority:

(a) First, to the Class A Unitholders (in the same proportion that the Unreturned Capital of each Class A Unitholder bears to the aggregate Unreturned Capital of all Class A Unitholders) until the aggregate amount distributed pursuant to this Section 3.2(a) is equal to the aggregate Unreturned Capital of all Class A Unitholders.

(b) Next, to the Unitholders in proportion to the number of Units held by each Unitholder, as determined regardless of class; *provided, however*, (i) the aggregate Distributions to be made to the Founder Members shall be further divided by and among such Founder Members in the manner set forth in Exhibit C, which such Exhibit shall be amended and updated as provided for in the last paragraph of the Exhibit and (ii) Distributions to the Class P Unitholders shall be subject to Section 3.8 (including applicable Participation Thresholds of such Class P Unitholders.

For the avoidance of doubt, Distributions to Class P Unitholders shall be subject to Section 3.8.

Section 3.3 Withholding. If the Company is required by law to make any payment that is specifically attributable to a Unitholder or a Unitholder's status as such (including federal, state, local or foreign withholding taxes, state personal property taxes, and state unincorporated business taxes), then such Unitholder shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). At its option, the Company may treat any amounts withheld by the Company or paid by the Company on behalf of a Unitholder pursuant to this Section 3.3 as Distributions to such Unitholder pursuant to Section 3.1, Section 3.2 or Section 3.4. The Company may pursue and enforce all rights and remedies it may have

against each Unitholder under this Section 3.3, including instituting a lawsuit to collect such indemnification and contribution with interest calculated at a rate equal to twelve percent (12%) per annum, compounded as of the last day of each year (but not in excess of the highest rate per annum permitted by law).

Section 3.4 Tax Distributions. Subject to the Managers' sole discretion to retain any amounts necessary to satisfy the Company's obligations, notwithstanding the priority of Distributions in Section 3.1 and Section 3.2, the Company shall make Distributions to the Unitholders under this Section 3.4 to the extent necessary to cause each Unitholder to have received aggregate Distributions pursuant to this Section 3.4 no later than the fifth (5th) business day before each date on which quarterly estimated federal income tax payments are required to be made by individuals of an amount equal to the product of (a) the estimated Net Taxable Profits allocable to that Unitholder as of the end of the quarter with respect to which those estimated federal income tax payments are to be made, multiplied by (b) the highest marginal federal, state and local income tax rate applicable to any Founder Member or Class A Member (including modifying the rate to reflect state income tax sourcing, as applicable) as reasonably determined by the Managers in consultation with the Company's tax return preparers. Except as specifically provided otherwise in this Agreement, distributions made to a Unitholder under this Section 3.4 are to be treated as advances of amounts that are otherwise Distributable to that Unitholder under this Agreement and, therefore, will reduce the amount of Distributions to be made to that Unitholder under Section 3.1 and Section 3.2, as applicable. A Unitholder who receives more aggregate Distributions under this Section 3.4 than the aggregate Distributions that such Unitholder would otherwise have received under, or as provided by, Section 3.1 or Section 3.2, or Section 8.2(a)(ii) if this Section 3.4 were not part of this Agreement, shall treat such overpayment as a prepayment of the next Distribution otherwise made by the Company to such Unitholder pursuant to the terms of this Agreement. The Company shall not make Distributions pursuant to Section 3.1 and Section 3.2 if such Distributions would prevent the Company from making Distributions that are required or reasonably anticipated pursuant to this Section 3.4.

Section 3.5 Allocations. Except as otherwise provided in Exhibit B, Net Income and Net Losses for any Taxable Year shall be allocated among the Unitholders such that, as of the end of such Taxable Year, the Capital Account of each Unitholder shall equal (a) the amount which would be distributed to him, her or it or for which they would be liable to the Company under the Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of such liquidation pursuant to Section 8.2(a)(ii) minus (b) the sum of (i) such Unitholder's share of Company Minimum Gain (as determined according to Treasury Regulation Sections 1.704-2(d) and (g)(3)) and such Unitholder's partner minimum gain (as determined according to Treasury Regulation Section 1.704-2(i)) and (ii) the amount, if any, which such Unitholder is obligated to contribute to the capital of the Company as of the last day of such Taxable Year.

Section 3.6 No Distribution Recourse. The Unitholders shall look solely to the assets of the Company for any Distributions. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the debts, obligations, and other liabilities of the Company are insufficient to make any Distributions, no Unitholder shall have any recourse against the separate assets of any other Unitholder (except as otherwise expressly provided herein).

Section 3.7 Excess Distributions. If the Company has paid any Unitholder an amount in excess of the amount to which it is entitled pursuant to this Article III, such Unitholder shall reimburse the Company to the extent of such excess, without interest, within thirty (30) days after demand by the Company.

Section 3.8 Limitations on Distributions to Class P Units. It is the intention of the parties to this Agreement that Distributions to any Class P Unitholder with respect to the Class P Unitholder's Class P Units be limited to the extent necessary so that the related Interest constitutes a profits interest that carries with it no initial Capital Account balance and constitutes an Interest only in the Capital Proceeds attributable to future profits of the Company taking into account such Unitholder's Participation Threshold and that, if immediately following the issuance of a Class P Unit pursuant to this Agreement, all of the Company's assets were to be sold and the proceeds therefrom were to be distributed to the Unitholders in liquidation of the Company, no Distributions would be made with respect to the applicable Class P Unit until the applicable Participation Threshold is satisfied. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Managers shall, if necessary, limit any Distributions to any Class P Unitholder with respect to the Class P Unitholder's Class P Units so that such Distributions do not exceed the available profits in respect of such Class P Unitholder's related profits interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Class P Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Participation Threshold applicable to such Class P Unit. In the event that a Class P Unitholder's Distribution of Capital Proceeds and allocations with respect to the Class P Unitholder's Class P Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Units otherwise eligible for Distributions under Section 3.2 hereof.

Section 3.9 Certain Member Loans.

(a) Certain Members have made loans to the Company as evidenced by notes identified on the books and records of the Company and potentially other notes issued to or loans made by noteholders, lenders or creditors (the "Notes" and individually, a "Note"). The Company will not make any Restricted Payments until the debts evidenced by such Notes or such loans made are paid in full, except that:

(i) it may make tax distributions to its Unitholders; provided that no default or Event of Default shall have occurred or be continuing before and after giving pro forma effect to the distribution pursuant to this Section 3.9(a)(i);

(ii) the Company may make guaranteed payments in such amounts as may be permitted in this Agreement; and

(iii) after the Notes are paid in full, the Company may make distributions and Restricted Payments to its members in accordance with Sections 3.1 and 3.2 (in addition to the amounts described in Sections 3.9(a)(i) and (ii); *provided that* no default or Event of Default shall have occurred or be continuing before and after giving pro forma effect to the distribution pursuant to this Section 3.9(a)(iii).

(b) In the event the Company makes a distribution pursuant to this Agreement, except as provided for in Section 3.9(a), prior to paying in full the debts evidenced by the Notes, the Company will be in default under the Notes.

ARTICLE IV
MANAGEMENT

Section 4.1 Authority of Managers.

(a) Except for situations in which the approval of the Members is expressly and specifically required by the express terms of this Agreement and subject to the provisions of this Section 4.1, (i) the Managers shall conduct, direct and exercise full control over all activities of the Company, (ii) all management powers over the business and affairs of the Company shall be exclusively vested in the Managers and (iii) the Managers shall have the sole power to bind or take any action on behalf of the Company, or to exercise in its sole discretion any rights and powers (including the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments, or other decisions) granted to the Company under this Agreement or any other agreement, instrument, or other document to which the Company is a party. Each Manager shall have one (1) vote for and on actions or powers granted to the Managers, regardless of the number of Units such Manager may own.

(b) Without limiting the generality of the powers granted to the Managers hereunder or by law, the Managers shall have the following specific powers:

(i) to carry out the businesses and purposes of the Company;

(ii) to make all decisions on behalf of the Company, including with respect to all operational, strategic and product development activities with respect to the business currently conducted by the Company;

(iii) to acquire, hold, sell, purchase, finance, pledge, hypothecate, convert, redeem, utilize, dispose of or otherwise deal in or with any and all property (whether real or personal) and assets of the Company;

(iv) to amend, modify, extend, terminate, exercise or waive any and all rights and remedies vis-à-vis the Company and others with respect to the business currently conducted by the Company, whether such rights arise by contract or operation of law;

(v) to borrow money to the extent permitted by this Agreement;

(vi) to enter into, make and perform contracts, agreements and other undertakings binding the Company that may be necessary, appropriate or advisable in furtherance of the business of the Company and make all decisions and waivers thereunder;

(vii) to collect sums due the Company;

(viii) to open and maintain bank and investment accounts and arrangements, to draw checks and other orders for the payment of money and to designate

individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(ix) to establish reserves for payment of Company expenses and other obligations (contingent or otherwise) of the Company and reserves for future Investments, in such amounts as the Managers may determine in their discretion;

(x) to make distributions of Distributable Cash and other property as provided in ARTICLE III of this Agreement;

(xi) to have the property and assets of the Company held in the name of a nominee, trustee or agent;

(xii) to employ such Persons (including the Managers shall have an interest or with which it is affiliated) in the operation and management of the business of the Company (including, without limitation, attorneys and accountants) on such terms and for such compensation as the Managers shall determine;

(xiii) Cause the Company to enter into a new line of business;

(xiv) issue Class P Units;

(xv) exercise the Repurchase Option; and

(xvi) set the Fair Market Value per Class P Unit;

(xvii) Call a meeting of the Members;

(xviii) Amend or otherwise modify this Agreement as provided in Section 2.2, Section 3.2 or Section 13.7; and

(xix) to make any other decisions or take any other actions affecting the rights and obligations of the Company not otherwise restricted by this Agreement.

(c) In the event the Managers are deadlocked on any vote, such matter shall go to a vote of the Members.

Section 4.2 Additional Approval for Certain Acts. Notwithstanding the generality of Section 4.1, the Managers shall not have the power or authority, on behalf of the Company, to do any of the following, except:

(a) upon the approval of the Members holding a majority of the Voting Units then held by all Members:

(i) Merge, consolidate, convert, or otherwise reorganize the Company with or into another Person, re-domesticate, or otherwise change the state or other jurisdiction where the Company is organized, or enter into any share or unit exchange (or similar transaction) between the Unitholders and another Person(s);

(ii) Hypothecate, pledge, encumber or grant any security interest in a material portion of the assets of the Company;

(iii) Convert or reorganize the Company into another entity form (including a corporation) or cause the Company to be taxed as a corporation for federal income tax purposes;

(iv) Except as otherwise provided in this Agreement, enter into, amend, restate, substitute, or modify, or make any other decision with respect to, any contract, agreement, transaction, or other arrangement between the Company and a Manager or any Unitholder (or any Affiliate of a Manager or any Unitholder), in a manner that is not pursuant to terms and conditions that are substantially the same as those that would be available on an arms-length basis with third parties other than a Manager, Unitholder, or Affiliate;

(v) Except for dispositions of assets not used or expected to be used in the operation of the business of the Company, sell, lease or otherwise dispose of assets in one or more transactions in any fiscal year that represent in the aggregate fifty percent (50%) or more of the Company's consolidated assets, on either a book value or Fair Market Value basis; and

(vi) The admission to the Company of any Member;

(vii) Making or permitting the Company to make, any loans or advances to or guaranties for the benefit of any Person (other than a wholly owned subsidiary of the Company);

(viii) Increase or decrease the number of Managers;

(ix) Remove and appoint the Chairman of Managers' meeting;

(x) Appoint a Manager to fill the vacancy of a Manager or an open Manager position pursuant to Section 4.4(e) or (f) to the extent a Manager is not appointed pursuant to Section 4.3;

(xi) Remove a Manager;

(xii) Make any decision to dissolve and liquidate the Company;

(xiii) To borrow money in an amount in excess of US$500,000;

(xiv) Sale of the Company;

(xv) The last paragraph of Exhibit C;

(xvi) Cause the Company to issue Class A Units or to issue warrants or options to acquire Class A Units, having such terms and subject to such obligations as determined by the Members, and

(xvii) Cause the Company to issue Units other than Class A Units or Class P Units or to issue warrants or options to acquire Units other than Class A Units or Class P Units, having such terms and subject to such obligations as determined by the Members.

(b) upon the approval of the Members holding a Supermajority of the Voting Units then held by all Members:

(i) Increase or decrease the number of Managers;

(ii) Remove a Manager;

(iii) Waive pre-emptive rights granted pursuant to Section 2.3 for all Members with respect to an issuance of new Securities;

(iv) Authorize and approve compensation for any Manager for service to the Company;

(v) Except as otherwise provided in Sections 2.2, 3.2 or 13.8, amend or otherwise modify this Agreement; and

(vi) Waive preemptive rights pursuant to Section 2.3 for all Unitholders.

(c) upon the approval of a (i) Supermajority of the Founder Members if there are four Founder Members or (ii) majority of the Founder Members if there are less than four Founder Members, redeem or purchase the Units of any Founder Member pursuant to the procedures set forth in Section 10.8(b) - (e); *provided, however*, this Section 4.2(c) and the rights and obligations of the Company and Founder Members pursuant to this Section 4.2(c) shall cease and terminate upon the Company making lifetime Distributions (excluding any tax Distributions made pursuant to Section 3.4) in excess of $4,000,000.01.

Section 4.3 Managers Appointment. The number of Managers of the Company shall be four (4) individuals. The Managers shall at all times be composed of the following persons:

(a) One (1) representative designated by Andy Weeks (the "Andy Weeks Appointed Manager") for so long as Andy Weeks is a Member, who shall initially be Andy Weeks, and if Andy Weeks is not a Member, then such representative shall be designated by Members holding a majority of the Voting Units then held by all Members;

(b) One (1) representative designated by Alison Weeks (the "Alison Weeks Appointed Manager") for so long as Alison Weeks is a Member, who shall initially be Alison Weeks, and if Alison Weeks is not a Member, then such representative shall be designated by Members holding a majority of the Voting Units then held by all Members;

(c) One (1) representative designated by Michael Brown (the "Brown Appointed Manager") for so long as Michael Brown is a Member, who shall initially be Michael Brown, and if Michael Brown is not a Member, then such representative shall be designated by Members holding a majority of the Voting Units then held by all Members;

(d) One (1) representative designated by Michael Thorington (the "Thorington Appointed Manager") for so long as Michael Thorington is a Member, who shall initially be Michael Thorington, and if Michael Thorington is not a Member, then such representative shall be designated by Members holding a majority of the Voting Units then held by all Members;

(e) if a Manager designated pursuant to the above is removed pursuant to Section 4.4, then the Person or Persons entitled to designate such Manager pursuant to this Section 4.3 shall designate a Manager to replace such removed Manager.

Section 4.4 Elections; Term of Office; Removal; Vacancies.

(a) The Managers shall be appointed as set forth in Section 4.3. Each Manager elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

(b) Any Manager may be removed by the Members pursuant to Section 4.2(b) or the Person or Persons entitled to designate such Manager pursuant to Section 4.3. An individual so removed shall continue as a Manager until such time as his or her replacement is designated pursuant to Section 4.3; *provided, however*, such a replacement shall be appointed no later than ten (10) Business Days after such removal, otherwise the Manager position shall remain vacant until a replacement Manager is designated.

(c) In the event that any Manager designated hereunder for any reason ceases to serve as a Manager or is removed as Manager during his or her term of office, the resulting vacancy of a Manager shall be filled by a representative designated by the Person or Persons entitled to designate such Manager pursuant to Section 4.3 and as set forth in Sections 4.4(d) and (f).

(d) If Members holding a Supermajority of the Voting Units then held by all Members vote to increase the number of Managers, Members holding a majority of the Voting Units then held by all Members shall appoint such additional Managers.

(e) A Manager removed by Members holding a majority of the Voting Units then held by all Members shall not serve as a Manager of the Company for at least six (6) months from the date of his or her removal.

(f) If any Manager position is vacant for an extended period of time, the then sitting Managers shall temporarily appoint a Manager to fill the vacancy until Members holding a majority of the Voting Units then held by all Members vote to fill the vacancy.

(g) If Members holding a majority of the Voting Units then held by all Members are to designate and appoint a Manager to fill a vacant Manager position, but if after two (2) formal votes of the Members to appoint the Manager to a vacant Manager position, are not able to appoint a Manager, the then sitting Managers shall designate a Manager to temporarily fill such vacant Manager position until the Members holding a majority of the Voting Units can appoint a Manager. If there is no sitting Manager, then the Manager nominee that receives the most votes, based on the number of Voting Units (with one vote per Unit) then held by all Members, shall be appointed to fill the one Manager position.

Section 4.5 Managers Meetings. The Company shall hold meetings of the Managers as designated by the Managers. Any Manager may, on at least twenty-four (24) hours prior notice, call a meeting of the Managers.

Section 4.6 Communications Equipment. Managers may participate in and act at any meeting of such Managers by means of an internet-enabled meeting room, a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

Section 4.7 Waiver of Notice and Presumption of Assent. Any Manager who is present at a meeting shall be conclusively presumed to have waived notice of such meeting, except when such Manager attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such Manager shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 4.8 Action by Written Consent. Any action required or permitted to be taken at a meeting of the Managers, may be taken without a meeting by written consent (without a meeting and without a vote) so long as such consent is signed by the Managers having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers entitled to vote thereon were present and voted. Notice of the action so taken without a meeting shall be given to those Managers entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Managers shall have the same force and effect as if taken by the Managers at a meeting thereof.

Section 4.9 Manager Compensation. The Members holding a supermajority majority of the Voting Units then held by all Members may approve compensation for any Manager for such Manager's services to the Company.

Section 4.10 Chairman. The Members (by action of Members holding a majority of the Voting Units then held by all Members) shall designate one (1) Manager to serve as Chairman. The Chairman shall preside at all meetings of the Managers (but shall have no other rights or responsibilities other than as one of the Managers). If the Chairman is absent, the Managers present shall designate a Manage to serve as interim chairman for that meeting. Andy Weeks shall serve as the initial Chairman.

ARTICLE V
MEMBERS

Section 5.1 Lack of Authority of Unitholders. Unless delegated such power under the terms of this Agreement, no Unitholder shall have the authority or power to act for or on behalf of the Company in any manner, to do any act that would be or could be construed as binding on

the Company, or to make any expenditures on behalf of the Company. Any act of a Unitholder in contravention of this Section 5.1 shall be null and void and without force or effect. Each Unitholder shall indemnify the Company and hold it harmless from any losses incurred by the Company that are caused by that Unitholder's unauthorized actions on behalf of the Company.

Section 5.2 Members' Right to Act. For situations in which the approval of the Members (rather than the approval of the Managers on behalf of the Members) is required, the Members shall act through meetings and written consents as described below.

(a) Except as otherwise provided by this Agreement, acts by Members holding a majority of the outstanding Voting Units shall be the act of the Members.

(b) Each Unit carries one vote for a Member that is entitled to vote such Units. By way of example, if a Member owns one hundred fifty (150) Class A Units, then such Member has hundred fifty (150) Units votes on matters to be voted on by the Members.

(c) The Members need not meet on an annual or other regular basis. Instead, the Members holding at least thirty-three percent (33%) of the Voting Units may at any time call for a meeting of the Members.

(d) The Managers or Members calling a meeting of the Members shall deliver notice thereof to all the Members. A meeting notice shall state the time, date and purpose or purposes of the meeting and shall be delivered to the Members no later than three (3) Business days and no earlier than sixty (60) calendar days before the meeting.

(e) Any notice of a meeting of the Members required to be delivered to any Member may be waived in writing by that Member. The Member's attendance at a meeting will also constitute a waiver of any required notice of the meeting.

(f) The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting and without a vote) so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 5.3 No Right of Partition. No current or former Unitholder shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 5.4 Withdrawal and Resignation of Unitholders. No Unitholder shall have the power or right to dissociate (as such term is defined in Section 35-45, Section 35-50 and Section 35-60 of the Act) from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE X, except as otherwise expressly permitted by this Agreement.

Section 5.5 Inspection of Books and Records. Any Member, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's Unit Ownership Ledger, and its other books and records, as such term is narrowly defined and interpreted, and to make copies or extracts therefrom at the requester's cost and expense. A proper purpose shall mean any purpose reasonably related to such person's interest as a Member. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the Member.

Section 5.6 Confidentiality.

(a) Each Unitholder agrees not to disclose or permit the disclosure of any of the terms of this Agreement or of any other confidential, non-public or proprietary information relating to the ownership and/or operation of the business of the Company (collectively, "Confidential Information"), *provided* that such disclosure may be made (i) to any person who is a Unitholder, officer, manager, director or employee of such Unitholder or counsel to, accountants of, investment bankers for or consultants to, such Unitholder or the Company, and to the shareholders, partners or members of entity members of such Unitholder and their counsel respective shareholders, partners or members, accountants, investment bankers and consultants, or any rating agency engaged by such Unitholder or the Company, solely for their use and on a need-to-know basis, (ii) with the prior consent of the other Unitholders, (iii) pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official or in order to comply with any law, rule or regulation, (iv) to any lender or investor providing financing to the Company on a need-to-know basis.

(b) In the event that a Unitholder shall receive a request to disclose any of the terms of this Agreement under a subpoena or order, such Unitholder shall (i) promptly notify the other Unitholders thereof, (ii) consult with the other Unitholders on the advisability of taking steps to resist or narrow such request and (iii) if disclosure is required or deemed advisable, cooperate with any of the other Unitholders in any attempt it may make to obtain an order or other assurance that confidential treatment will be accorded those terms of this Agreement that are disclosed.

(c) Upon the termination any Unitholder's interest in the Company, such Unitholder shall promptly destroy or return to the Company all Confidential Information in such Unitholder's possession or control, including all drawings, manuals, computer printouts, computer diskettes, disks, data, files, lists, memoranda, letters, notes, notebooks, reports and other writings and copies thereof and all other materials relating to the Company's business, including any materials incorporating Confidential Information, except for that Unitholder's tax records or expense reports issued by the Company or materials automatically backed up on a computer network that cannot be readily deleted and any such information must be kept confidential for so long as such information is retained, not destroyed or not returned to the Company. Upon Unitholder's destruction and/or return of Confidential Information, Unitholder shall certify to the Company Unitholder's compliance with this Section 5.6(c).

ARTICLE VI
OFFICERS

Section 6.1 Authority. The Managers shall have the authority to establish such officers of the Company as it shall determine, and to appoint individuals to serve as such officers. Each such officer shall have such management powers and authorities as provided in this Agreement and as the Managers may from time to time delegate to such officer.

Section 6.2 Number. The officers of the Company shall be elected by the Managers and shall consist of any of the following, as determined in the sole discretion of the Managers, a chief executive officer, a president, a chief financial officer, vice presidents and such other officers and assistant officers as may be deemed necessary or desirable by the Managers. Any number of offices may be held by the same person. In their discretion, the Managers may choose not to fill any office for any period as it may deem advisable, except that the offices of chief executive officer and secretary shall be filled as expeditiously as possible.

Section 6.3 Election and Term of Office. The officers of the Company shall be designated by the Managers. Vacancies may be filled or new offices created and filled at any meeting of the Managers. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 6.4 Removal. Any officer or agent elected by the Managers may be removed by the Managers whenever in its judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 6.5 Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise, may be filled for the unexpired portion of the term by the Managers then in office.

Section 6.6 Compensation. Compensation of all officers shall be fixed by the Managers, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a manager or director of the Company.

Section 6.7 Chief Executive Officer. The chief executive officer (or co-chief executive officers) shall preside at all meetings of the Members at which he is present; subject to the powers of the Managers, shall have general charge of the business, affairs and property of the Company, and control over its officers, agents and employees; and shall see that all orders and resolutions of the Managers are carried into effect. The chief executive officer (or co-chief executive officers) shall execute bonds, mortgages and other contracts, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Managers to some other officer or agent of the Company. The chief executive officer (or co-chief executive officers) shall have such other powers and perform such other duties as may be prescribed by the Managers or as may be provided in this Agreement. In the absence or disability of the president of the Company, the chief executive officer (or co-chief executive officers) shall perform the duties and exercise all of the powers of the president of the Company.

Section 6.8 President. The president of the Company, subject to the powers of the Managers, shall engage in the general and active management of the business of the Company, and shall see that all orders and resolutions of the Managers are carried into effect. The president shall have such other powers and perform such other duties as may be prescribed by a chief executive officer or the Managers or as may be provided in this Agreement.

Section 6.9 Chief Financial Officer. The chief financial officer of the Company shall, under the direction of a chief executive officer, be responsible for all financial and accounting matters and for the direction of the offices of treasurer and controller. The chief financial officer shall have such other powers and perform such other duties as may be prescribed by a chief executive officer or the Managers or as may be provided in this Agreement

Section 6.10 Vice Presidents. The vice president, or if there shall be more than one, the vice presidents in the order determined by the Managers or by the chief executive officer, shall, in the absence or disability of the chief executive officers and president, act with all of the powers and be subject to all the restrictions of the chief executive officer or president. The vice presidents shall also perform such other duties and have such other powers as the Managers, a chief executive officer of this Agreement may, from time to time, prescribe

Section 6.11 Other Officers, Assistant Officers and Agents. Other officers, assistant officers and agents, if any, other than those whose duties are provided for in this Agreement, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Managers.

Section 6.12 Absence or Disability of Officers. In the case of the absence or disability of any officer of the Company and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Managers may by resolution delegate the powers and duties of such officer to any other officer or to any Manager, or to any other person whom it may select.

Section 6.13 Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the Company and all notes and other evidences of indebtedness issued in the name of the Company shall be signed by such officer or officers, agent or agents of the Company, and in such manner, as shall be determined by resolution of the Managers or a duly authorized committee thereof.

Section 6.14 Contracts. The Managers may authorize any officer or officers, or any agent or agents, of the Company to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

Section 6.15 Voting Securities Owned By Company. Voting securities in any other entity held by the Company shall be voted by a chief executive officer, unless the Managers specifically confer authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 6.16 Compensation of Certain Founder Members. In connection with the services provided by Michael Brown and Michael Thorington to the Company as officers of the Company, each of Michael Brow and Michael Thorington shall receive guaranteed payments (a) at a maximum annual rate/salary of $239,000 (paid in 24 equal payments), with such amount to be adjusted for the amount of time each works for the Company compared to W5 Golf LLC and (b) if the Company has an established Company sponsored Health Savings Account, $4,400 (paid in 24 equal payments) to each person's corresponding account with respect to the Company sponsored Health Savings Account.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION OF OFFICERS, MANAGERS AND OTHERS

Section 7.1 Limitation of Liability for Unitholders. Except as otherwise provided by applicable laws, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Unitholder shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Unitholder of the Company; *provided* that a Unitholder shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Unitholders for liabilities of the Company.

Section 7.2 Limitation of Liability of Unitholders, Managers and Officers.

(a) Except as otherwise provided herein, no Manager or Officer or any of such Manager or Officer's Affiliates shall be liable to the Company or to any Unitholder for any act or omission performed or omitted in good faith by such Manager or Officer in his, her or its capacity as a Manager or Officer, to the maximum extent permitted by applicable law.

(b) No Unitholder (subject to Section 5.1), Manager, officer, employee or agent of the Company shall be liable to the Company or any Unitholder for any action taken with respect to the Company so long as such person (i) had authority to act and (ii) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. Each Unitholder (subject to Article V), Manager, officer, employee or agent of the Company shall be fully protected and justified with respect to any reasonable action or omission taken or suffered by such person in good faith if such reasonable action or omission was taken or suffered in reliance upon and in accordance with the opinion or advice, as to matters of law, of legal counsel or, as to matters of accounting, of accountants selected with reasonable care; *provided, however*, that such legal counsel and accountants were provided with full, accurate and complete information and other data that would permit such legal counsel or accountant to analyze the matter presented and to provide a sound, reasoned and thorough analysis.

(c) In no event shall the limitation of liability provided for in Section 7.2(a) apply to any act or omission performed or omitted by a Manager or Officer in his, her or its

capacity as a Manager or Officer which was attributable to such Manager or Officer's gross negligence, fraud, willful misconduct, knowing violation of the law or any breach of any representations, warranties or covenants by such Manager or Officer or any of such Manager or Officer's Affiliates contained herein.

(d) Each Manager and Officer may exercise any of the powers granted to him, her or it by this Agreement and perform any of the duties imposed upon him, her or it by this Agreement either directly or by or through his, her or its agents. No Manager or Officer or any of such Manager's or Officer's Affiliates shall be responsible for any misconduct or negligence on the part of any such agent appointed by a Manager of Officer (so long as such agent was selected in good faith and with reasonable care).

(e) Each Manager or Officer shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including, but not limited to, financial advisors.

(f) Whenever this Agreement or any other agreement contemplated herein provides that a Manager or Officer shall act in a manner which is, or provide terms which are, "fair and reasonable" to the Company or any Unitholder, the Manager or Officer shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles.

Section 7.3 Indemnification of Members, Managers, Officers and Others.

(a) The Company hereby agrees to indemnify and hold harmless any Person (each, an "Indemnified Person") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was a Manager or Officer of the Company (and, in the sole discretion of the Managers, any Person that is or was serving as an employee or agent of the Company or is or was serving at the request of the Company as a representative, officer, director, manager, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise).

(b) In no event shall the indemnification provided for in Section 7.3(a) apply to an Indemnified Person for any expenses, liabilities and losses that are attributable to such Indemnified Person's or its Affiliates' gross negligence, fraud, willful misconduct, knowing violation of the law or any breach of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein.

(c) Expenses, including attorney's fees, incurred by any Indemnified Person in defending a proceeding shall to the extent of available funds and as otherwise determined by the Managers, be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking satisfactory to the Managers by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(d) The right to indemnification and the advancement of expenses conferred in this Section 7.3 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, by-law, vote of the Managers or otherwise.

(e) The Company may but shall not be required to maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in Section 7.3(a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.3.

(f) Notwithstanding anything contained herein to the contrary (including in this Section 7.3), any indemnity by the Company relating to the matters covered in this Section 7.3 shall be provided out of and to the extent of Company assets only and no Unitholder (unless such Unitholder otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(g) If this Section 7.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.3 to the fullest extent permitted by any applicable portion of this Section 7.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 7.4 Limitations of Liability Generally; Duties.

(a) This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member or Manager. Furthermore, each of the Unitholders and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Member or Manager to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member or Manager otherwise existing at law or in equity, are agreed by the Unitholders to replace such other duties and liabilities of such Member or Manager.

(b) Whenever in this Agreement a Member or Manager is permitted or required to make a decision (including a decision that is in such Person's "discretion" or under a grant of similar authority or latitude), the Member or Manager shall be entitled to consider only such interests and factors as such Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company

or any other Person. Whenever in this Agreement a Member or Manager is permitted or required to make a decision in such Member's or Manager's "good faith", the Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

Section 7.5 Transactions with the Company. Notwithstanding that it may constitute a conflict of interest, a Member or Manager may engage in any transaction with the Company so long as the material terms of such transaction are disclosed to the other Members and such transaction is approved by the Members (which approval may be calculated including the vote of the Member engaging in such transaction). Such transaction need not be on terms as favorable to the Company as those generally available from an unrelated third party.

ARTICLE VIII
DISSOLUTION AND LIQUIDATION

Section 8.1 Dissolution. The Company shall be dissolved, and its affairs shall be wound up and terminated, upon:

(a) the affirmative vote of the Members holding a majority of the Voting Units approving such dissolution and liquidation; or

(b) an administrative dissolution or the entry of a decree of judicial dissolution of the Company under Section 35 of the Act.

Except as set forth above or as otherwise required by law, the Company is intended to have perpetual existence. The Company shall not be dissolved by the admission of additional or substitute Members or by an Event of Withdrawal, and upon and after any such admission or event the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 8.2 Liquidation of Company Interests.

(a) Upon dissolution, the Company shall be liquidated in an orderly manner. The Managers shall act (or it may appoint one or more Members, Managers, officers, or other Persons to act) as the liquidators to wind up the affairs of the Company pursuant to this Agreement and terminate the Company. The costs of liquidation shall be borne by the Company. Prior to final distribution and termination, the liquidators shall continue to operate the Company and its assets with all of the power and authority of the Managers. The steps to be accomplished by the liquidators are as follows:

(i) the liquidators shall pay, satisfy and discharge all debts, obligations, and other liabilities of the Company to its creditors (including, without limitation, all sales commissions or other expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, establishing cash reserves to be held in escrow for contingent or unforeseen liabilities of the Company, in such amounts and for such holding periods as the liquidators may reasonably determine); and

(ii) after payment or provision for payment of all of the Company's liabilities has been made in accordance with subparagraph (i), (A) a final allocation of all items of income, gain, loss, and expense shall be made in accordance with Section 3.5 hereof, and (B) all remaining assets of the Company shall be distributed to the Unitholders in accordance with Section 3.2. Any non-cash assets distributed to the Unitholders shall first be written up or down to their Fair Market Value, thus creating Net Income or Net Losses (if any), which shall be allocated in accordance with Section 3.5.

(b) In making such distributions, the liquidators shall allocate each type of liquidation asset (i.e., cash or cash equivalents, units of a Subsidiary, etc.) among the Unitholders ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder.

(c) The distribution of cash and/or property to a Unitholder in accordance with the provisions of this Section 8.2 constitutes a complete return to such Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and the Company's property. This paragraph constitutes a compromise to which all Unitholders have consented within the meaning of the Act.

(d) Upon completion of the distribution of the Company's assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Managers (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Illinois, cancel any other filings made pursuant to this Agreement that are or should be canceled and take all such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 8.2(d).

(e) A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to this Section 8.2 in order to minimize any losses otherwise attendant upon such winding up.

(f) The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to any Unitholder (it being understood that any such return shall be made solely from Company assets).

Section 8.3 Valuation.

(a) The "Fair Market Value" of any assets to be valued under this Agreement shall be determined in accordance with this Section 8.3.

(b) The Fair Market Value of any asset constituting cash or cash equivalents shall be equal to the amount of such cash or cash equivalents.

(c) The Fair Market Value of any asset constituting publicly traded securities shall be the average, over a period of twenty-one (21) days consisting of the date of valuation and the twenty (20) consecutive business days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities

may at that time be listed, or, if there have been no sales on such exchange on any day, the average of the highest bid and lowest asked prices on such exchanges at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the Nasdaq System as of 4:00 P.M., New York time, or, if on any day such securities are not quoted in the Nasdaq System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization.

(d) The Fair Market Value of any assets other than cash, cash equivalents, or publicly traded securities shall be the fair value of such assets, determined in the fair and reasonable judgment of the Managers, which shall take into account any factors that they deem relevant.

ARTICLE IX
BOOKS OF ACCOUNT

Section 9.1 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 9.4 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and distributions among the Unitholders pursuant to ARTICLES II and III and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managers in their sole discretion, whose determination shall be final and conclusive as to all of the Unitholders absent manifest error.

Section 9.2 Bank Accounts. The Company may establish accounts for the deposit of Company funds, in such types and at such institutions, as shall be determined from time to time by the Managers.

Section 9.3 Fiscal Year. The Fiscal Year of the Company shall be the 12-month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Managers.

Section 9.4 Reports. The Company shall deliver or cause to be delivered to each Unitholder, within ninety (90) days after the end of each Fiscal Year, an annual report containing a statement of changes in the Unitholder's equity and the Unitholder's Capital Account balance for such Fiscal Year (if any).

Section 9.5 Tax Elections and Tax Losses. The Managers shall in their sole discretion determine whether to make or revoke any available election pursuant to the Code. Each Unitholder will upon request supply any information necessary to give proper effect to any such election. It is expected that, by application of the tax and book allocation provisions of this Agreement, the Company's income tax losses, if any, in the initial years of the Company's operations would be allocated solely to those Members that fund the debt or equity capital of the Company and the Managers (in consultation with the Company's tax return preparers) are

authorized to take any actions reasonably necessary or appropriate to achieve that result in respect of the income tax loss allocations.

Section 9.6 Tax Reports. To the extent practical, the Company shall provide to each Unitholder, within seventy-five (75) days after the end of each Taxable Year, the Company's tax return and form K-1 for such Taxable Year, and such other information as may be necessary for the preparation of each such Unitholder's United States federal and state income tax returns.

Section 9.7 Tax Controversies. Any person from time to time designated by the Managers (with such person's consent) shall be the Tax Matters Member, who shall initially be Andy Weeks, and shall be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Each Unitholder agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Member shall keep the Managers fully informed of the progress of any examinations, audits or other proceedings. Notwithstanding the foregoing, the Tax Matters Member shall not settle or otherwise compromise any issue in any such examination, audit or other proceeding without first obtaining approval of the Managers.

ARTICLE X
TRANSFER OF INTERESTS

Section 10.1 Transfer In General. The sale, transfer, assignment, pledge or other disposition of any interest in any Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer." Unless a Transfer is approved in writing by Members holding a Supermajority of the Voting Units (in which case the provisions of Section 10.2 and Section 10.3 shall not apply) ("Supermajority Transfer Approval"), no Unitholder shall Transfer any interest in any Units, except in compliance with Section 10.2 or as permitted by Section 10.4, and with respect to Class P Units, upon satisfaction of conditions and requirements as may be assessed by the Managers.

Section 10.2 Right of First Refusal.

(a) If at any time any Unitholder desires to sell all or any part of such Unitholder's Units pursuant to a bona fide offer from any third-party purchaser (the "Proposed Transferee"), such Unitholder (the "Disposing Unitholder") shall submit a copy of such third-party bona fide written offer along with a written offer of the Disposing Unitholder (the "Unitholder Offer") to sell such Units (the "Offered Units") to the Company and the Class A Members (in each case, exclusive of the Disposing Unitholder) on terms and conditions; including price, forms of payment, etc., as set forth below in this Section 10. 2(a) and that are not less favorable than those by which the Disposing Unitholder proposes to sell such Offered Units to the Proposed Transferee. The Unitholder Offer shall also disclose the identity of the Proposed Transferee, the Offered Units proposed to be sold, the total number and class of Units owned by the Disposing Unitholder, the terms and conditions, including price, of the proposed sale,

financial metrics, forms of payment and material terms, conditions and any other material facts relating to the proposed sale along with a form of purchase agreement from the Proposed Transferee.

(b) The Company shall have the first opportunity to acquire the Offered Units and the Class A Members shall have the second opportunity to acquire any remaining Offered Units as below described and as further described in the Unitholder Offer. The Unitholder Offer shall also provide that (i) the Company shall have the first opportunity to acquire, in accordance with the provisions of this Agreement, all or any portion of the Offered Units for the price and upon the other terms and conditions; including deferred payment, notes, earn outs, contingencies, etc. (if applicable), set forth in the Proposed Transferee's bona fide written offer and (ii) in the event the Company declines to consummate such acquisition or to acquire all of the Offered Units, the Class A Members shall have the second opportunity to acquire, in accordance with the provisions of this Agreement, all or any portion of the remaining Offered Units for the price and upon the other terms and conditions; including deferred payment, notes, earn outs, contingencies, etc. (if applicable), set forth in the Proposed Transferee's bona fide written offer.

(c) As described above, to the extent that the Company declines to or does not purchase all of the Offered Units, the Class A Members shall have the right to purchase the remaining Offered Units. In particular, the Class A Members shall have the right to purchase that number of the remaining Offered Units as shall be equal to the number of available Offered Units multiplied by a fraction, the numerator of which shall be the number of Class A Units then owned by such Class A Member and the denominator of which shall be the aggregate number of Class A Units then owned by all of the Class A Members (in each case excluding Units held by the Disposing Unitholder). The amount of Offered Units that each Class A Member is entitled to purchase under this Section 10.2(c) shall be referred to as its "Class A Member Pro Rata Fraction". The Class A Members shall have a right to oversubscription such that if any Class A Member fails to accept the Unitholder Offer as to its Class A Member Pro Rata Fraction, the Class A Members shall, among them, have the right to purchase up to the balance of the Offered Units not so purchased. Such right of oversubscription may be exercised by a Class A Member by accepting the Unitholder Offer as to more than its Class A Member Pro Rata Fraction. If, as a result thereof, such oversubscriptions exceed the total number of Offered Units available in respect of such oversubscriptions privilege, the oversubscribing Class A Members shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Class A Member Pro Rata Fractions or as they may otherwise agree among themselves.

(d) Acceptance of the Unitholder Offer must be made within sixty (60) days of delivery of the Disposing Unitholder's Unitholder Offer (the "Offer Period") to the Company and the Class A Members. If the Company or any single or group of Class A Members desires to purchase any of the Offered Units, the Company and the Class A Members shall communicate in writing its or their election to purchase to the Disposing Unitholder, which communication shall state the number of Offered Units such party desires to purchase and shall be given to the Disposing Unitholder within the Offer Period with, in the case of elections by Class A Members, a copy to the Company. Such communication shall, when taken in conjunction with the Unitholder Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Units. Sales of the Offered Units pursuant to this Section

10.2 shall be made at the offices of the Company on the thirtieth (30th) day following the last day of the Offer Period (or if such day is not a business day, then on the next succeeding business day).

(e) If the Company and Class A Members do not offer to purchase in the aggregate all of the Offered Units, the remaining Offered Units may be sold by the Disposing Unitholder to the Proposed Transferee at any time within sixty (60) days after the end of the Offer Period, subject to the provisions of Section 10.3. Any such sale shall be to the Proposed Transferee at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Unitholder Offer. Any Offered Units not sold within such ninety (90)-day period shall continue to be subject to the requirements of a prior offer pursuant to this Section 10.2.

(f) The right of first refusal provided in this Section 10.2 shall not apply with respect to (i) sales of Units (A) in a Public Offering, (B) pursuant to a merger, consolidation, reorganization, share or unit exchange, recapitalization, redemption or business combination between the Company and another entity or (C) transfers permitted pursuant to Section 10.4 or (ii) a merger, consolidation, reorganization, share or unit exchange, recapitalization, redemption or any business combination between the Company and another entity.

Section 10.3 Co-Sale Right.

(a) If the Company and the Class A Members do not offer to purchase in the aggregate all of the Offered Units or in the event Members holding a Supermajority of the Voting Units approves in writing a Transfer, the Disposing Unitholder (as defined in Section 10.2(a)) shall, within ten (10) days after the end of the Offer Period, as applicable, deliver a written notice to the Class A Members setting forth the number of Units not elected to be purchased by the Company and the Class A Members and the number of remaining Offered Units proposed to be sold to the Proposed Transferee and the terms and conditions for such sale (the "Member Co-Sale Offer"). Each Member who or which did not exercise the right to purchase set forth in Section 10.2 above shall have the right to sell to the Proposed Transferee, as a condition to such sale by the Disposing Unitholder, at the same price per Unit and on the same terms and conditions as involved in such sale by the Disposing Unitholder, up to a number of Units equal to the product of (i) the quotient determined by dividing the number of Units held by such Member by the sum of (A) the total number of Units held by the Disposing Unitholder and (B) the total number of Units held by such Member and all of the Participating Members (as defined below), and (ii) the remaining number of Offered Units not purchased pursuant to Section 10.2 above. As used herein, "Participating Member" means a Member who elects to accept the Member Co-Sale Offer.

(b) If any Member wishes to participate in any sale under this Section 10.3, it shall notify the Disposing Unitholder in writing of such intention within thirty (30) days after the date the Member Co-Sale Offer was made.

(c) The Disposing Unitholder and the Participating Member shall sell to the Proposed Transferee all, or at the option of the Proposed Transferee, any part of the Units proposed to be sold by them at not less than the price and upon other terms and conditions, if

any, not more favorable to the Proposed Transferee than those in the Member Co-Sale Offer provided by the Disposing Unitholder pursuant to Section 10.3(a); *provided, however*, that any purchase of less than all of such Units by the Proposed Transferee shall be made from the Disposing Unitholder and each Participating Member pro rata based upon the relative amount of the Units the Disposing Unitholder and each Participating Member is otherwise entitled to sell pursuant to Section 10.3(a).

(d) A Member's right to participate in a sale pursuant to this Section 10.3 shall not apply with respect to (i) sales of Units in a Public Offering, (ii) sales or transfers of Units pursuant to a merger, consolidation, reorganization, recapitalization, redemption, share exchange or business combination between the Company and another entity, (iii) transfers permitted pursuant to Section 10.4, (iv) transfers to the Company or the Class A Members pursuant to Section 10.2, or (v) a Sale of the Company.

Section 10.4 Drag-Along Rights.

(a) If at any time the Members holding a majority of the Voting Units then held by all Members (the "Drag-Along Members") shall receive an offer constituting a Sale of the Company and the Drag Along Members propose to accept such offer to consummate a Sale of the Company, then each other Unitholder (each, an "Obligated Unitholder") shall, if requested by the Drag Along Members, sell all (but not less than all) of the Units owned by such Obligated Unitholder in such transaction on the same terms and for the same type and form of consideration (but giving effect to the distribution priorities set forth in Section 3.2 as if the Company sold all of its assets and liquidated) as to be paid and given to the Drag-Along Members.

(b) The Drag-Along Members shall give each Obligated Unitholder written notice (the "Drag-Along Notice") of any Sale of the Company transaction at least twenty (20) calendar days prior to the date on which such transaction shall be consummated, including the terms and conditions thereof, and each Obligated Unitholder shall have the obligation to sell its Units on such same terms and conditions (including indemnification and escrow provisions) in accordance with the instructions set forth in such notice. If the Transfer referred to in the Drag-Along Notice is not consummated within one hundred twenty (120) calendar days from the date of the Drag-Along Notice, the Drag-Along Members must deliver another Drag-Along Notice in order to exercise its rights pursuant to this with respect to such Transfer or any other Transfer.

(c) The following terms and conditions shall also apply to the exercise of rights under this Section 10.4:

(i) if such transaction requires Member approval, with respect to all Units that each Obligated Unitholder owns or over which each Obligated Unitholder otherwise exercises voting power, each Obligated Unitholder shall vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company transaction and vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company transaction;

(ii) each Obligated Unitholder shall execute and deliver all related documentation and take such other action in support of the Sale of the Company transaction as shall reasonably be requested by the Company and/or the Drag-Along Members in order to carry out the terms and provision of this Section 10.4, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share or unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iii) each Obligated Unitholder shall not deposit, and shall cause its Affiliates not to deposit, except as provided in this Agreement, any Units owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquiring party in connection with the Sale of the Company transaction;

(iv) each Obligated Unitholder shall refrain from exercising any dissenters' rights or rights of appraisal or similar rights under applicable law at any time with respect to such Sale of the Company;

(v) if the consideration to be paid in exchange for the Units pursuant to this Section 10.4 includes any securities and due receipt thereof by any Obligated Unitholder would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (B) the provision to such Obligated Unitholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Company may cause to be paid to any such Obligated Unitholder in lieu thereof, against surrender of the Units which would have otherwise been sold by such Obligated Unitholder, an amount in cash equal to the Fair Market Value of the securities which such Obligated Unitholder would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vi) each Member will bear its pro rata share (based on the net proceeds received) of the costs incurred by the Company in connection with such Sale of the Company to the extent that such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party.

(d) Each Obligated Unitholder hereby constitutes and appoints the Drag-Along Members, with full power of substitution, as its proxy with respect to votes regarding any Sale of the Company transaction pursuant to this Section 10.4, and hereby authorizes the Drag-Along Members to represent and to vote, if and only if such Obligated Unitholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Obligated Unitholder's Units in favor of the approval of any Sale of the Company transaction pursuant to and in accordance with the terms and provisions of this Section 10.4. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each party hereto hereby revokes any and all previous proxies with respect to the Units and shall

not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

(e) The Obligated Unitholders shall deliver when available all documents reasonably required to be executed by the Drag-Along Members in order to consummate the Sale of the Company transaction contemplated by this Section 10.4. Each Obligated Unitholder shall execute and deliver to the Company at least five (5) calendar days, or shorter time as the Drag-Along Member shall reasonably determine, prior to the proposed Transfer, all documents previously furnished to the Obligated Unitholder for execution in connection with the proposed Transfer. If any Obligated Unitholder fails to execute and deliver such documents to the Company, and such Transfer is subsequently consummated (a "Defaulting Obligated Unitholder"), (i) the Company may receive the consideration that would otherwise be paid to the Defaulting Obligated Unitholder and the Defaulting Obligated Unitholder shall be deemed to have appointed the Managers (excluding any Manager that is also a Defaulting Obligated Unitholder) as such Defaulting Obligated Unitholder's agent to Transfer all of its Units to the purchaser and to receive the consideration in trust for such Defaulting Obligated Unitholder; (ii) the receipt by the Company of the consideration for the Units owned by such Defaulting Obligated Unitholder shall be a good discharge to the purchaser and the validity of the proceedings shall not be questioned by any Person and (iii) the Defaulting Obligated Unitholder shall be entitled to receive the consideration for its Units without interest at such time as the Defaulting Obligated Unitholder executes all of the applicable documents requested by the Company, the Drag-Along Members or the purchaser.

(f) The rights granted pursuant to this Section 10.4 shall not apply with respect to a Public Offering. The rights granted pursuant to this Section 10.4 shall terminate and be of no further force and effect immediately following the earlier to occur of (i) a Sale of the Company or (ii) the consummation of a Public Offering.

(g) No Unitholder shall be required in connection with any transaction pursuant to this Section 10.4 to make any representation or warranty that is substantially different than the representations and warranties being made by other Unitholders.

(h) The indemnification obligations resulting from a transaction pursuant to this Section 10.4 shall be several and not joint and several, and shall be apportioned among the parties in proportion to the amount of consideration received by each party based on the Units held by each party and the respective rights and preferences of such Units (except such apportionment shall not apply to representations, warranties or covenants that relate to a specific Unitholders) and, in any event, shall be limited to the total consideration received by such party to such transaction.

Section 10.5 Permitted Transfers. Any Member may transfer such Units, without complying with Section 10.2 or Section 10.3, to Permitted Transferees of such Member and consent in a writing delivered to the Company to be bound by the terms of this Agreement. With respect to any Member, "Permitted Transferees" means (a) if such Member is an individual, the

spouse or child of such Member, any trust for the benefit of such Member or the benefit of the spouse or child of such Member, any corporation or partnership in which such Member, the spouse or child of such Member are the direct and beneficial owners of substantially all of the equity interests (provided such Member, spouse or child agree in writing to remain the direct and beneficial owners of all such equity interests) and the personal representative of such Member upon such Member's death for purposes of administration of such Member's estate or upon such Member's incompetency for purposes of the protection and management of the assets of such Member, (c) if such Member is a partnership or limited liability company, any partners or members of such partnership or limited liability company, (d) if such Member is a corporation, any stockholders of such corporation, or (e) if such Member is a trust, any beneficiaries of such trust; *provided, however*, upon such transfer of Units to a Permitted Transferee, the Permitted Transfer shall automatically be a Member. Any Permitted Transferee of a Founder Member shall take ownership of the Founder Member Units subject to the same Distribution parameters as that Founder Member as set forth herein.

Section 10.6 Assignee's Rights.

(a) A Transfer of a Unit permitted pursuant to this Article X shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Net Income, Net Losses and other Company items shall be allocated between the transferor and the assignee of the Units of such Transfer (the "Assignee") according to Section 706 of the Code. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to Article XI, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable law, other than the rights granted specifically to Assignees pursuant to this Agreement and to have the other rights granted to Assignees pursuant to the Act; *provided* that, without relieving the transferring Unitholder from any such limitations or obligations and as more fully described in Section 10.7, such Assignee shall be bound by any limitations and obligations of a Unitholder contained herein by which a Member or other Unitholder would be bound on account of the ownership of Units by the Assignee (including the obligation, if any, to make Capital Contributions on account of such Units, rights of first refusal, co-sale rights, drag-along rights, confidentiality obligations, trade secret obligations, non-solicit obligations, among others).

Section 10.7 Assignor's Rights and Obligations. Any Unitholder who shall Transfer any Units or other interest in the Company shall cease to be a Unitholder with respect to such Units or other interest and shall no longer have any rights or privileges of a Unitholder with respect to such Units or other interest, except that unless and until the Assignee is admitted as a Substituted Member in accordance with the provisions of Article XI (the "Admission Date"), (i) such assigning Unitholder shall retain all of the duties, liabilities and obligations of a Unitholder with respect to such Units or other interest, including the obligation (together with its Assignee pursuant to Section 10.6(b)) to make and return Capital Contributions on account of such Units or other interest pursuant to the terms of this Agreement and (ii) the Members may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Unitholder with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing

contained herein shall relieve any Unitholder who Transfers any Units or other interest in the Company from any liability of such Unitholder to the Company or the other Unitholders with respect to such Units or other interest that may exist on the Admission Date or that is otherwise specified in the Act and incorporated into this Agreement or for any liability to the Company or any other Person for any breaches of any representations, warranties or covenants by such Unitholder (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.8 Triggering Events Constituting an Offer to Purchase Units.

(a) Triggering Events. Any one or more of the following events or conditions shall constitute an offer to sell Units held by any Unitholder that is directly affected by such event or condition:

(i) the filing of a petition in bankruptcy by or against the Unitholder;

(ii) an adjudication that the Unitholder is an insane or incompetent person;

(iii) any assignment by the Unitholder for the benefit of his or her creditors;

(iv) any transfer, award, or confirmation of any such Units to the Unitholder's spouse pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement;

(v) the withdrawal or removal of a Unitholder or the termination of the Unitholder's employment or consultancy with the Company (other than a Manager); *provided, however*, withdrawal of a Unitholder is not permissible pursuant to this Agreement;

(vi) any breach or violation of this Agreement, and such breach or violation is not cured by such Unitholder within fifteen (15) days after the date the breaching or violating Unitholder's receives notice of such breach or violation; or

(vii) any other event that, were it not for the provisions of this Agreement, would cause any such Units, or any interest therein, to be sold, assigned, pledged, encumbered, awarded, confirmed, or otherwise transferred, for consideration or otherwise, to any person, whether voluntarily, involuntarily, or by operation of law under circumstances that would not bring such event within Sections 10.2 or 10.8.

(b) Purchase of Units. Upon the occurrence of any event specified in Section 10.8(a) or the approval of the required Founder Members as provided in Section 4.2(c), the Company shall have the first right and the other Class A Members shall have the second right, but not the obligation, to purchase such Units on the terms and conditions it reasonably determines at the Contract Price, and on the terms set forth in Section 10.8(e).

(c) Offer Notice.

(i) Within 30 days after the occurrence of an event described in Section 10.8(a), the Unitholder or his or her trustee in bankruptcy, personal representative, guardian, executor, or administrator (as appropriate) shall give notice to the Company and Class A Members of such event specifying the date of such event, and describing in reasonable detail the nature of the event. Such notice shall be deemed to be the "Offer Notice" for purposes of Section 10.8. If the Company and Class A Members have not received this notice upon the expiration of the 30-day period, any Member of the Company who has knowledge of such event may give notice to the Company (with a copy to the affected Unitholder or his or her trustee in bankruptcy, personal representative, guardian, executor, or administrator, as appropriate), at any time after the end of such period, and the notice shall be deemed to be the Offer Notice for all purposes of this Agreement. The Company and Class A Members shall have ninety (90) days to respond to any Offer Notice.

(ii) Upon the approval of the required Founder Members as provided in Section 4.2(c), the Company shall promptly give notice to the Founder Member whose Units are to be redeemed or purchased of the decision to force a Company redemption or Class A Member purchase of that particular Founder Member's Units and the notice shall be deemed to be the Offer Notice for all purposes of this Agreement.

(d) Determination of Contract Price and Purchase. The "Contract Price" shall be an amount determined by appraisal, as follows:

(i) If the Company elects to purchase all or any of an affected Unitholder's Units after a triggering event contemplated by Section 10.8, the Company shall obtain an appraisal from the valuation group of CliftonLarsonAllen or if such firm is not available, a recognized valuation expert (which such cost and expense shall be split equally between the Company and such affected Unitholder), which shall be the Contract Price. Upon receipt of the appraisal, the affected Unitholder (or his or her trustee in bankruptcy, personal representative, guardian, executor, or administrator, as appropriate) shall have the option to obtain his, her or its own appraisal from a recognized valuation expert (at his, hers or its own cost and expense) or to accept the Company's appraisal as the Contract Price. If the affected Unitholder (or his or her trustee in bankruptcy, personal representative, guardian, executor, or administrator, as appropriate) obtains his or her own, higher appraisal, subject to Sections 10.8(d)(ii) below, the average of the two appraisals shall be the Contract Price.

(ii) If any two appraisals obtained pursuant to Section 10.8(d)(i) differ by more than 20 percent, either the Company or the affected Unitholder (or his or her trustee in bankruptcy, personal representative, guardian, executor, or administrator, as appropriate) shall have the right to require a third appraisal. The third appraiser shall be chosen by mutual agreement, or if the parties can't agree, by mutual agreement of their two appraisers, and the Contract Price shall be the average of the three appraisals. The fees of the third appraiser shall be borne solely by the affected Unitholder (or such Unitholder's trustee in bankruptcy, personal representative, guardian, executor, or administrator, as appropriate). If any Unitholder's triggering event under to this Agreement is Section 10.8(a)(vi), then Contract Price for such Unitholder shall be the lesser of the price paid by such Unitholder for his, her or its Units and Section 10.8(d)(i) and (ii).

(iii) If the Company elects not to proceed with the purchase of a Member's Units after a triggering event contemplated by Section 10.8 or approval of the required Founder Members as provided in Section 4.2(c), the Class A Members shall have the second opportunity to acquire all or any remaining portion of the Units for the Contract Price as set forth above pursuant to each Member's pro rata ownership of Units. Any fees and costs to be born by the Class A Members associated with the Class A Members purchase of such Units (excluding the affected Unitholder) shall be borne by the Company. Any fees and costs to be born by the affected Unitholder associated with the Class A Members' purchase of such Units from the affected Unitholder shall be borne by the affected Unitholder. The Class A Members shall have a right to oversubscription such that if any Class A Member fails to accept its Class A Member Pro Rata Fraction pursuant to this Section 10.8(d), the Class A Members shall, among them, have the right to purchase up to the balance of the Offered Units not so purchased. If, as a result thereof, such oversubscriptions exceed the total number of Offered Units available in respect of such oversubscriptions privilege, the oversubscribing Class A Members shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Class A Member Pro Rata Fractions or as they may otherwise agree among themselves.

(e) Payment - Time and Manner.

(i) If the Company or a Class A Member purchases Units pursuant to a triggering event described in Section 10.8(a), it shall pay for any Units purchased in the form of (A) cash, (B) cash and a five (5) year note accruing interest at four percent (4%) per annum or (C) a five (5) year note accruing interest at four percent (4%) per annum.

(ii) If the Company or a Class A Member purchases Units pursuant to Section 4.2(c), it shall pay for any Units purchased in the form of (A) cash, (B) cash and a two (2) year note accruing interest at ten percent (10%) per annum or (C) a two (2) year note accruing interest at ten percent (10%) per annum

ARTICLE XI
ADMISSION OF MEMBERS

Section 11.1 Substituted Members. Except as otherwise expressly provided for in this Agreement, in connection with the Transfer of a Unit permitted under the terms of this Agreement and the other agreements contemplated hereby and thereby, the transferee shall not become a Member (a "Substituted Member"), until the later of (a) the effective date of such Transfer and (b) the date on which the Members approve such transferee as a Substituted Member, and such admission shall be shown on the books and records of the Company.

Section 11.2 Additional Members. A Person may be admitted to the Company as an Additional Member only as contemplated under Section 2.2 and with the prior written consent of the Members and furnishing to the Members (a) a letter of acceptance, in form satisfactory to the Managers, of all the terms and conditions of this Agreement, and (b) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Members determine in their sole

discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XII
WITHDRAWAL, NO DISASSOCIATION AND RESIGNATION OF UNITHOLDERS

(a) Each Unitholder expressly agrees that he, she, it or they do not have and will not have the power or right to withdraw, disassociate or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Section 7.1, except as otherwise expressly permitted by this Agreement or any of the other agreements contemplated hereby. Upon a Transfer of all of a Unitholder's Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.7, such Unitholder shall cease to be a Unitholder.

(b) It shall be wrongful for a Unitholder (for the avoidance of doubt, including Members) to disassociate from the Company and the Company shall have no obligation to purchase a disassociated Unitholder's Units. No Unitholder shall be entitled to receive any part of a Unitholder's Capital Contribution or any distribution from the Company in connection with any disassociation.

(c) Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Unitholder will not be considered a Unitholder for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Unitholder's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

(d) Each Unitholder agrees and acknowledges to the reasonableness of the prohibitions in this ARTICLE XII.

ARTICLE XIII
MISCELLANEOUS

Section 13.1 Trade Secrets. The Unitholders' conduct shall, at all times, conform to the requirements of the Illinois Trade Secrets Act, 765 IL CS 1065, et seq. ("Trade Secrets Act"). At all times during a Unitholder's membership and/or ownership of Units, and also upon and following termination of such membership and/or ownership of Units for any reason or no reason, such Unitholder, except with the prior written consent of the Company, and as provided elsewhere in this Section 13.1, shall keep confidential and not misappropriate, use, disclose, reproduce, distribute or otherwise disseminate, to or for any third party, any privileged, confidential or proprietary information of the Company, constituting trade secrets within the meaning of the Trade Secrets Act, including but not limited to the professional and business practices, methods and plans, intellectual property, suppliers, vendors and financial statements of the Company. The Unitholders further recognize and agree that a violation of the confidentiality obligations set forth in this Section may be remedied through judicial or other legal proceedings, and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief and recovery of attorneys' fees. The

Unitholders may ask the Company to render an opinion as to whether the Company considers certain knowledge to be a trade secret, if such a question should arise.

Section 13.2 Non-Solicitation of Employees. During the period of a Unitholders' membership and/or ownership of Units, and for a period of two (2) years following the termination of such Unitholders' membership and/or ownership of Units for any reason or no reason, neither such Unitholders nor its Affiliates shall attempt to, directly or indirectly, on its own behalf or on the behalf of others, hire, engage or employ, or solicit, contact or communicate with for the purpose of hiring, employing or engaging, any person who is then employed by the Company or who was an employee of the Company at any time within the two (2) year period immediately prior to termination of such Unitholders' membership and/or ownership of Units, whether or not such employment, hiring or engagement is full-time or temporary, pursuant to written or oral agreement, or for a determined period of time or at will.

Section 13.3 Representations and Warranties of Unitholders. Each Unitholder represents and warrants to the Company, the Managers and every other Unitholder that in connection with the purchase or other acquisition of that Unitholder's Units, the Unitholder (a) is financially able to bear all the risks of holding that Unit for an indefinite period of time; (b) has sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and risks of, and otherwise make an informed investment decision with respect to, the acquisition of that Unit; (c) has been provided by (or has had access to) all information that the Unitholder has requested from the Company and the Managers or promoters in connection with the acquisition of that Unit; (d) has been afforded the opportunity to ask questions of, and receive answers from, the Managers or promoters of the Company concerning the terms and conditions of this Agreement and the purchase of that Unit; (e) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by the Company; (f) understands that the Units have not been registered under the Securities Act or the securities law of any jurisdiction in reliance on that Unit either not being a "security" under those laws or its issuance being exempted from registration under those laws; and (g) has acquired that Unit for that Unitholder's own account with the intention of holding the Unit for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any other applicable law. The exercise of rights and performance of obligations under this Agreement by an Unitholder will be based on that Unitholder's own investigation, analysis, and expertise.

Section 13.4 Further Assurances. The parties shall execute and deliver all documents, instruments, and certificates, provide all information, and take or refrain from taking all such further actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement and effect the provisions hereof, as determined in the sole discretion of the Managers.

Section 13.5 Title to Company Assets. The Company's assets will be deemed to be owned by the Company as an entity, and no Unitholder, individually or collectively, will have any ownership interest in any Company asset or any portion thereof.

Section 13.6 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire at any time as a

result of making the loan any direct or indirect interest in Company profits, losses, Distributions, capital or property other than as a creditor.

Section 13.7 Amendments, Modifications or Waivers.

(a) Any provision of this Agreement may be amended, modified or waived with the written approval of the Members holding a Supermajority of the Voting Units; *provided that* any amendment, modification or waiver that affects a class of Units in a manner that is materially different than other classes of Units shall also require the consent of Members holding a majority of the Voting Units in such adversely affected class; and *further provided that* any amendment, modification or waiver that affects any Member in a manner materially different than other Members holding the same class of Units as the affected Members shall also require the written consent of those Members so affected. In addition, amendments may be made to this Agreement from time to time by the Managers without the consent of any of the Members

(i) enter into agreements with Persons that are transferees pursuant to the terms of this Agreement, providing in substance that such transferees will be bound by this Agreement and, if applicable, will become substitute Members in accordance with the terms of this Agreement;

(ii) amend this Agreement as may be required to implement Transfers of interests of Members or the admission of any substitute Member or any subsequent closing Member in accordance with the terms of this Agreement;

(iii) amend this Agreement (i) to satisfy any requirements, conditions, guidelines or opinions contained in any opinion, directive order, ruling or regulation of the Securities and Exchange Commission, the IRS or any other U.S. federal or state or non-U.S. governmental agency, or in any U.S. federal or state or non-U.S. statute, compliance with which the Managers deem to be in the best interest of the Company, or (ii) to change the name of the Company;

(iv) amend this Agreement as may be necessary or advisable to comply with the Investment Advisers Act of 1940 if the Managers determine that either a Manager or the Company should register thereunder with the Securities and Exchange Commission, and any anti-money laundering or anti-terrorist laws, rules, regulations, directives or special measures;

(v) amend this Agreement to cure any clear ambiguity or correct or supplement any provision hereof that may be clearly incomplete or inconsistent with any other provision hereof, so long as such amendment under this clause (e) does not adversely affect the interests of the Members and such cure, correction or supplement is what the Members originally intended; and

(vi) amend, restate or otherwise modify this Agreement to reflect the issuance of additional Class A Units, Class P Units, and such other classes of Units to the extent that the issuance of such Units are permitted pursuant to this Agreement and to update Exhibit A.

(b) Exhibit C may only be amended by the approval of all of the Founder Members that are Members at that time.

Section 13.8 Successors and Assigns. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Company, the Unitholders and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, whether so expressed or not.

Section 13.9 Dispute Resolution and Remedies. Should a dispute arise among the Unitholders related to this Agreement that cannot be resolved at the Managers level, each party to the dispute shall first attempt to mediate their dispute, except for disputes that arise over such confidential, trade secret or restrictive covenants as contained herein, when a party may seek injunctive relief to protect such rights while the mediation is being conducted. Such mediation shall be conducted by a trained mediator selected jointly by the parties, with each party agreeing to split the costs of the mediator. Each party shall bear its own costs to prepare for and attend the mediation. Should the parties fail to resolve their dispute by mediation within 60 days of notice of intent to mediate a dispute, the parties may resort to all other lawful remedies available to them to resolve their dispute. Each Unitholder shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 13.10 Offset. Whenever the Company or any Subsidiary is to pay any sum to any Unitholder or any Affiliate or related Person thereof, any amounts that such Unitholder or such Affiliate or related person owes to the Company or any Subsidiary thereof, may be deducted from that sum before payment.

Section 13.11 Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. In furtherance of the foregoing, the internal law of the State of Illinois shall control the interpretation and construction of this Agreement (and all schedules and exhibits hereto), even though under that jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

Section 13.12 Jurisdiction; Service of Process. Any actions or proceedings, whether at law or in equity, seeking to enforce or to enjoin the enforcement of any provision of this Agreement, or based on any right arising out of this Agreement, shall be brought, tried and litigated against any of the parties in the courts in Cook County, Illinois, or, if it has or can acquire jurisdiction, in the United States District Courts located in Cook County, Illinois and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any and all possible objections to

venue laid therein, including without limitation *forum non conveniens*. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world by air courier to such party at the last known address provided to the Company in writing, to the Company at the address set forth in Section 13.18 herein or such other address provided to the sending party in writing, and to the last known address of all other addressees.

Section 13.13 Legal Fees, Representation and other Costs. The Unitholders acknowledge that the law firm of K&L Gates LLP has been engaged at the expense of the Company to represent it in connection with the negotiation and preparation of this Agreement. K&L Gates LLP has in the past and may in the future represent certain Members or Affiliates of Members and the Company (including, but not limited to W5 Golf, Inc.) in matters related to and not related to the Company. Notwithstanding that representation of Members or their Affiliates, no attorney-client relationship with any Unitholders exists or is to be deemed to exist as a result of that representation, and under no circumstance, will the Unitholders be entitled, by reason of that representation or otherwise, to have access to any confidential or privileged materials now or hereafter in the possession of K&L Gates LLP or any other lawyer or law firm acting as counsel for the Company. The Unitholders have been advised about K&L Gates LLP's representation relative to the Company and certain Members and Affiliates. The Unitholders acknowledge that as to their individual circumstances, they have been advised to seek independent legal counsel as to all matters related to the Company, this Agreement, and the transactions contemplated hereby.

Section 13.14 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

Section 13.15 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 13.16 Counterparts. This Agreement may be executed simultaneously in two or more separate counterparts (original, electronic or copy signatures acceptable), any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 13.17 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in

this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 13.18 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when faxed or e-mailed to the recipient (with hard copy sent to the recipient by reputable overnight courier service, charges prepaid, that same day) if faxed or e-mailed before 5:00 p.m. Chicago, Illinois time on a business day, and otherwise on the next business day or (c) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the Company at the following address and to all Unitholders to the addresses set forth on the Unit Ownership Ledger:

To the Company:

Rake LLC
19740 Governors Highway
Suite 115
Flossmoor, Illinois 60422
Attention: President
Telephone:
Fax: (708) 260-9454
E-Mail: aweeks@w5golf.com

With a Copy to:

K&L Gates LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602
Attention: Todd R. Southwell
Telephone: (312) 372-1121
Fax: (312) 345-1380
E-Mail: todd.southwell@klgates.com

or to such other address or facsimile number or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

Section 13.19 Complete Agreement. This Agreement and the documents expressly referred to herein, and related documents of even date herewith, embody the complete agreement and understanding among the parties and terminate, supersede and preempt any prior

understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 13.20 Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday, or legal holiday in the State of Illinois, or the jurisdiction in which the Company's principal office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday, or legal holiday.

Section 13.21 Delivery by Facsimile or E-Mail and Electronic Signature. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or via e-mail or in the form of an electronic signature or copy of a signature, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted through the use of a facsimile machine or e-mail or that a signature is an electronic signature or a copy of a signature as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 13.22 Undertaking. Each Unitholder agrees to (i) cause its related parties to fully and faithfully comply with the provisions of this Agreement and the other agreements contemplated hereby (the "Documents") applicable to such related party and (ii) be personally liable for any failure of any such Persons to fully and faithfully comply with the provisions of the Documents applicable to such Persons.

Section 13.23 Survival. ARTICLE VII, ARTICLE VIII, Sections 13.1 through 13.3 and 13.24 shall survive and continue in full force in accordance with their terms notwithstanding any termination of this Agreement or the dissolution of the Company.

* * * *

[The signature page follows immediately.]

SIGNATURE PAGE TO

LIMITED LIABILITY COMPANY AGREEMENT OF RAKE LLC

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement to be signed as of the date first above written.

COMPANY:

RAKE LLC,
an Illinois limited liability company

____
By: Andrew D. Weeks
Its: Manager

MEMBERS:

SIGNATURE PAGES TO FOLLOW

RAKE LLC

UNITHOLDER SIGNATURE PAGE

(For Individuals)

The undersigned Unitholder hereby executes the Limited Liability Company Agreement of Rake LLC, dated as of 12/26, 2018 and hereby authorizes this signature page to be attached to a counterpart of such document.

Andrew D. Weeks
(Print Name of Unitholder)

Dated as of 12/26, 2018

(Signature)

SS#: 344-66-7285

RAKE LLC

UNITHOLDER SIGNATURE PAGE

(For Individuals)

The undersigned Unitholder hereby executes the Limited Liability Company Agreement of Rake LLC, dated as of 12/26, 2018 and hereby authorizes this signature page to be attached to a counterpart of such document.

Michael Thorinston
(Print Name of Unitholder)

Dated as of 12/26, 2018

(Signature)

SS#: 396-56-6388

RAKE LLC

UNITHOLDER SIGNATURE PAGE

(For Individuals)

The undersigned Unitholder hereby executes the Limited Liability Company Agreement of Rake LLC, dated as of DEC 26, 2018 and hereby authorizes this signature page to be attached to a counterpart of such document.

MICHAEL BROWN
(Print Name of Unitholder)

Dated as of DEC 26, 2018

[signature]
(Signature)

SS#: 376 88 0239

302113646 v5

RAKE LLC

UNITHOLDER SIGNATURE PAGE

(For Individuals)

The undersigned Unitholder hereby executes the Limited Liability Company Agreement of Rake LLC, dated as of December 26 20 18 and hereby authorizes this signature page to be attached to a counterpart of such document.

Alison J. Weeks
(Print Name of Unitholder)

Dated as of December 26, 2018

Alison J. Weeks
(Signature)

SS#: 319-72-7552

EXHIBIT A

UNIT OWNERSHIP LEDGER REFLECTING THE UNITHOLDERS AND UNITS OUTSTANDING

Rake LLC Unitholders Ledger

[ ], 2018

Name	No. of Units	Class of Units	Member %	% of Class A	% Ownership	$ Capital Contributions
Andy Weeks (M)	5,000	Class A	25%	25%	25%	
Alison Weeks (M)	5,000	Class A	25%	25%	25%	
Michael Brown (M)	5,000	Class A	25%	25%	25%	
Michael Thorington (M)	5,000	Class A	25%	25%	25%	
Totals	20,000 0	Class A Class P	100%	100%	100%	

(M) means Member
(U) means Unitholder

302113646 v5

EXHIBIT B

CAPITAL ACCOUNTS AND REGULATORY TAX ALLOCATIONS

ARTICLE I
DEFINITIONS

Capitalized words and phrases used in this Exhibit B not otherwise defined in ARTICLE I of this Exhibit B have the meanings provided in the Limited Liability Company Agreement of Rake LLC (this "Agreement"):

Section 1.1 "Adjusted Capital Account Deficit" means, with respect to a Unitholder, the deficit balance, if any, in that Unitholder's Capital Account as of the end of the applicable Taxable Year, after giving effect to the following adjustments:

(a) Increasing that Unitholder's Capital Account balance by any amounts (i) described in Treasury Regulation Section 1.704-1(b)(2)(ii)(c) that the Unitholder is obligated to contribute to the Company under this Agreement or applicable law or (ii) that the Unitholder is deemed obligated to restore under the penultimate sentences of Treasury Regulation Section 1.704-2(g)(1) or 1.704-2(i)(5); and

(b) Decreasing that Unitholder's Capital Account balance by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) that pertain to that Unitholder.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the allocation rules of the alternate test for economic effect contained in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and is to be interpreted in a manner that is consistent with that intent.

Section 1.2 "Book Depreciation" means, for each Taxable Year of the Company with respect to a particular asset of the Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for the Taxable Year, except that if, as of the beginning of the Taxable Year, the Book Value of the asset differs from its adjusted basis for federal income tax purposes, Book Depreciation for that asset will be an amount that bears the same ratio to its Book Value at the beginning of the year as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to that asset for the Taxable Year bears to its adjusted tax basis at the beginning of the year; except that if the asset's adjusted basis for federal income tax purposes at the beginning of a Taxable Year is zero, the Book Depreciation for that asset will be determined with reference to its Book Value using any reasonable method selected by the Managers.

Section 1.3 "Book Value" means, for each of the Company assets, the adjusted basis for federal income tax purposes of the Company in that asset, except as follows:

(a) Fair Market Value of Contributed Property. Each asset contributed by a Unitholder to the capital of the Company will have an initial Book Value equal to the fair

market value of that asset on the date of its contribution (determined without regard to Code Section 7701(g) as provided by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(1)).

(b) Book Ups and Book Downs. Unless the Managers determine that making the adjustments under this Section 1.3(b) are not necessary to preserve the Unitholders' economic interests in the Company, the Managers shall cause the Book Values of all of the assets of the Company to be adjusted to equal their fair market values (taking Code Section 7701(g) into account as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(1)) as of the following times: (i) the acquisition of an equity interest in the Company by any new or existing Unitholder in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Unitholder of more than a de minimis amount of property (including money, but excluding any promissory note of the Company) as consideration for all or part of that Unitholder's Units; (iii) the grant of more than a de minimis equity or profits interest in the Company in consideration for services rendered to or for the benefit of the Company by a Unitholder acting in a "partner capacity" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5)(iii) or by a new Unitholder acting in a partner capacity or in anticipation of becoming a Unitholder; and (iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g).

(c) Distributions of Property. The Book Value of a Company asset (excluding money, but including any promissory note of the Company) distributed to any Unitholder is to be adjusted to equal the fair market value of that asset on the date of the Distribution.

(d) Adjustments Related to Section 754 Election. The Book Values of certain Company assets will be increased (or decreased, as the case may be) to reflect any adjustments to the adjusted federal income tax basis of those assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and Section 1.4(f) or 2.1(b)(v) of this Exhibit B, except that Book Values of Company assets will not be adjusted under this Section 1.3(d) to the extent that an adjustment under Section 1.3(b) of this Exhibit B is made in connection with the transaction that would otherwise result in an adjustment under this Section 1.3(d).

If the Book Value of an asset of the Company has been determined or adjusted under Section 1.3(a), Section 1.3(b), or Section 1.3(d) of this Exhibit B, that Book Value will thereafter be adjusted by the Book Depreciation taken into account with respect to that asset for purposes of computing Net Income and Net Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Net Income and Net Losses). Unless this Agreement provides otherwise, all decisions concerning the Book Value of the Company assets, including the determination of their fair market values at the times provided in this Section 1.3, will be made by the Managers.

Section 1.4 "Net Income" and "Net Losses" means, for each Taxable Year of the Company, an amount equal to the Company's taxable income or loss for that Taxable Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, expense, deduction, or loss required to be stated separately pursuant to Code Section 703(a)(1) are included in taxable income or loss), with the following adjustments (without duplication):

(a) Tax-Exempt Income. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Losses under this Section 1.4 will be added to the Company's taxable income or loss;

(b) Code Section 705(a)(2)(B) Expenditures. Any expenditures of the Company described in Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Losses under this Section 1.4, will be subtracted from the Company's taxable income or loss;

(c) Book Ups and Book Downs. If the Book Value of any asset of the Company is adjusted under Section 1.3(b) or Section 1.3(c) of this Exhibit B, then for purposes of computing Net Income or Net Losses, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Book Value as provided by Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(2);

(d) Use of Book Value for Determining Gain or Loss. Gain or loss recognized for federal income tax purposes from the disposition of Company assets will be computed by reference to the Book Value of the disposed asset, notwithstanding that the adjusted tax basis of that asset may differ from its Book Value;

(e) Use of Book Depreciation. Book Depreciation will be used in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f) Adjustments Related to Code Section 754 Election. To the extent that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company assets under Code Section 734(b) to be taken into account in determining Capital Account balances as a result of a Distribution made other than in liquidation of a Unitholder's Units in the Company, the amount of that adjustment will be treated as a taxable gain or loss, as the case may be, from the transfer of that asset; and

(g) Specially Allocated Items of Income, Gain, Expense, Deduction, and Loss. Notwithstanding any other provision of this Section 1.4, no items of income, gain, expense, deduction, or loss that are specially allocated under this Agreement, including under this Exhibit B, are to be taken into account in computing Net Income or Net Losses, but the amounts of those items (except with respect to allocations made under

Section 3.2(b) of this Exhibit B) are to be determined by applying rules comparable to those provided in Subparagraphs (a) through (f) of this Section 1.4.

Section 1.5 "Nonrecourse Deductions" has the meaning provided in Treasury Regulation Sections 1.704-2(b)(1) and 1.704-2(c).

Section 1.6 "Nonrecourse Liability" has the meaning provided in Treasury Regulation Section 1.704-2(b)(3).

Section 1.7 "Partner Nonrecourse Debt" has the meaning provided in Treasury Regulation Section 1.704-2(b)(4).

Section 1.8 "Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if the Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

Section 1.9 "Partnership Minimum Gain" has the meaning provided in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

Section 1.10 "Regulatory Allocations" has the meaning provided in Section 3.1(d) of this Exhibit B.

ARTICLE II
CAPITAL ACCOUNTS

Section 2.1 Capital Accounts.

(a) The Company shall establish and maintain a separate "Capital Account" for each Unitholder according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Managers), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to ARTICLE III and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), *provided* that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B), Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard

to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi) Items of income, gain, loss and deduction of the Company with respect to any property distributed to a Unitholder shall be computed as if the Company had sold such property on the date of such distribution at a price equal to its Fair Market Value at that date.

(c) The Unitholders' Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Managers, but the Capital Accounts may be adjusted more often if a new Unitholder is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Managers.

Section 2.2 Negative Capital Accounts. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder's Capital Account (including upon and after dissolution of the Company).

Section 2.3 No Interest. Except as otherwise expressly provided herein, no Unitholder shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Unitholder shall be liable to pay interest to the Company in respect of any negative balance in its Capital Account.

Section 2.4 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

ARTICLE III
SPECIAL ALLOCATIONS

Section 3.1 Special Allocations.

(a) Nonrecourse Deductions shall be allocated to the Unitholders (ratably among such Unitholders based upon the number of outstanding Units held by each such Unitholder). If there is a net decrease in Partnership Minimum Gain during any Taxable Year, each Unitholder shall be specially allocated Net Income for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Unitholder's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6). This Section 3.1(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Losses attributable to Partner Nonrecourse Debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704- 2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease during any Taxable Year in Partner Nonrecourse Debt Minimum Gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Net Income for such Taxable Year (and, if necessary, subsequent Taxable Years) shall be allocated to the Unitholders in the amounts and of such character as determined according to, and subject to the exceptions contained in Treasury Regulation Section 1.704-2(i)(4). This Section 3.1(b) is intended to comply with the partner minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) If any Unitholder that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, then Net Income for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 3.1(b) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith. This Section 3.1(c) is intended to comply with the qualified income offset requirement of the alternate test for economic effect in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in Section 3.1(a) through Section 3.1(c) of this Exhibit B (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any

other provisions of this ARTICLE III (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Unitholders so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Unitholder shall be equal to the net amount that would have been allocated to such Unitholder if the Regulatory Allocations had not occurred.

(e) Net Income and Net Losses described in Section 2.1(b)(iv) of this Exhibit B shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(f) If, and to the extent that, any Unitholder is deemed to recognize any item of income, gain, loss, deduction or credit as a result of any transaction between such Unitholder and the Company pursuant to Code Sections 1272-1274, 7872, 483, 482, 83 or any similar provision now or hereafter in effect, and the Managers determine that any corresponding Net Income and Net Losses of the Company should be allocated to the Unitholders who recognized such item in order to reflect the Unitholders' economic interests in the Company, then the Company may so allocate such Net Income and Net Losses.

Section 3.2 Tax Allocations.

(a) Except as provided in Section 3.1(a), (b) and (c) of this Exhibit B the income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Unitholders in accordance with the allocation of such income, gains, losses, deductions and credits among the Unitholders for computing their Capital Accounts; *provided* that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Unitholders according to their interests in such items as determined by the Managers taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to Section 3.2(d) of this Exhibit B are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or share of profits, losses, Distributions or other Company items pursuant to any provision of this Agreement.

(f) The Managers may, but shall not be obligated to, elect to adjust the basis of the assets of the Company for federal income tax purposes in accordance with Code Section 754.

* * * * *

EXHIBIT C
FOUNDER MEMBER DISTRIBUTIONS

Distributions to the Founder Members pursuant to Section 3.2(b) shall be made by and among the Founder Members in the following manner:

(i) (A) of the first $1,000,000 of lifetime Distributions made by the Company to the Founder Members, forty-five percent (45%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andy Weeks or his Permitted Transferees,

(B) of the first $1,000,000 of lifetime Distributions made by the Company, forty-five percent (45%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of the first $1,000,000 of lifetime Distributions made by the Company, five percent (5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(D) of the first $1,000,000 of lifetime Distributions made by the Company, five percent (5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Thorington or his Permitted Transferees;

(ii) (A) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company to the Founder Members, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andy Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(D) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Thorington or his Permitted Transferees;

(iii) (A) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company to the Founder Members, twenty-five percent (25%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andy Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, twenty-five percent (25%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, twenty-five percent (25%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(D) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, twenty-five percent (25%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Thorington or his Permitted Transferees;

(iv) (A) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company to the Founder Members, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andy Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(D) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Thorington or his Permitted Transferees; and

(v) (A) of lifetime Distributions in excess of $4,000,000.01 made by the Company to the Founder Members, sixteen and sixty-five hundredths percent (16.65%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andy Weeks or his Permitted Transferees,

(B) of lifetime Distributions in excess of $4,000,000.01 made by the Company, sixteen and sixty-five hundredths percent (16.65%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions in excess of $4,000,000.01 made by the Company, thirty-three and thirty-five hundredths percent (33.35%) of any Founder

Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(D) of lifetime Distributions in excess of $4,000,000.01 made by the Company, thirty-three and thirty-five hundredths percent (33.35%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Thorington or his Permitted Transferees.

For the clarity and the avoidance of doubt, the lifetime Distributions referenced in this Exhibit C shall exclude any tax Distributions made pursuant to Section 3.4.

If any Founder Member is not a Unitholder, the percentage amount of the then remaining Founder Members' Distributions shall be adjusted pro rata to account for the loss of that specific Founder Member and allocated to the Founder Members. By way of example, if Michael Thorington is no longer a Unitholder, Section (i)(A) of this Exhibit C shall be updated to provide that of the first $1,000,000 of lifetime Distributions made by the Company to the Founder Members, instead of Andy Weeks receiving forty-five percent (45%) of any Founder Member Distributions, forty-seven and three thousand six hundred eighty-fourths (47.3684%) of any Founder Members' Distributions will be paid to Andy Weeks or his Permitted Transferee, etc. This Exhibit C, except for this last paragraph, shall be updated by the Managers in the event any Founder Member is no longer a Unitholder to account for the adjustment to the percentage of a Founder Member's amount of Founder Members' Distributions.

FIRST AMENDMENT

TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

RAKE LLC

This FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (the "Amendment") is entered into on the 1st day of December, 2019 by and among Andrew Weeks, Alison Weeks, Michael Brown (collectively the "Members") and RAKE LLC (the "Company" or "Rake").

RECITALS

WHEREAS, pursuant to Limited Liability Company Articles of Organization of RAKE LLC filed with the Illinois Secretary of State on May 8, 2018, the Company was formed; and

WHEREAS, the Unitholders of Rake and Rake entered into a Limited Liability Company Agreement with regard to the Company dated December 26, 2018 (the "**Agreement**"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Company has recently entered into a Redemption and Separation agreement with Michael Thorington ("Thorington) wherein (1) Rake redeemed all units owned by Thorington, (2) such redemption removes Thorington as a Member of the Company; and (3) Thorington resigned and withdrew as a Manager of the Company.

WHEREAS, the Company plans to enter a new loan agreement with Andrew Weeks and Alison Weeks.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

A. Section 1.7(w) shall be deleted in its entirety and replaced with the following:

"Founder Member" means individually Andrew Weeks, Alison Weeks and Michael Brown and each of their respective Permitted Transferees.

B. Section 1.7(x) shall be deleted in its entirety and replaced with the following:

"Founder Members" means collectively Andrew Weeks, Alison Weeks and Michael Brown and each Permitted Transferee of the individual Founder Member.

C. The sentence "The number of Managers of the Company shall be four (4) individuals." of Section 4.3 shall be deleted in its entirety and replaced with the following

The number of Managers of the Company shall be three (3) individuals.

D. Section 4.3(d) shall be deleted in its entirety and replaced with the following:

[This section intentionally left blank]

E. Section 6.16 shall be deleted in its entirety and replaced with the following:

Compensation of Certain Founder Members. In connection with the services provided by Michael Brown to the Company as an officer of the Company, Michael Brown shall receive guaranteed payments (a) at an annual rate/salary of $239,000 (paid in 24 equal payments) and (b) if the Company has an established Company sponsored Health Savings Account, $4,400 (paid in 24 equal payments) to Michael Brown's account with respect to the Company sponsored Health Savings Account.

F. Exhibit A of the Agreement shall be deleted in its entirety and replaced with Exhibit A of the Amendment.

G. Exhibit B of the Agreement shall remain unchanged.

H. Exhibit C of the Agreement shall be deleted in its entirety and replaced with Exhibit C of the Amendment.

I. All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Limited Liability Company Agreement as of the date first above written.

MEMBERS:

____
Andrew Weeks

____
Alison Weeks

____
Michael Brown

RAKE LLC

By:______________________________
Its: Chairman

EXHIBIT A

UNIT OWNERSHIP LEDGER REFLECTING THE UNITHOLDERS AND UNITS OUTSTANDING

Rake LLC Unitholders Ledger

December 1, 2019

Name	No. of Units	Class of Units	Member %	% of Class A	% Ownership	$ Capital Contributions
Andrew Weeks (M)	5,000	Class A	33.33%	33.33%	33.33%	
Alison Weeks (M)	5,000	Class A	33.33%	33.33%	33.33%	
Michael Brown (M)	5,000	Class A	33.33%	33.33%	33.33%	
Totals	15,000 0	Class A Class P	100%	100%	100%	

(M) means Member
(U) means Unitholder

EXHIBIT B

[This exhibit intentionally left blank]

EXHIBIT C
FOUNDER MEMBER DISTRIBUTIONS

Distributions to the Founder Members pursuant to Section 3.2(b) shall be made by and among the Founder Members in the following manner:

(i) (A) of the first $1,000,000 of lifetime Distributions made by the Company to the Founder Members, forty-seven and one half percent (47.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of the first $1,000,000 of lifetime Distributions made by the Company, forty-seven and one half percent (47.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of the first $1,000,000 of lifetime Distributions made by the Company, five percent (5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(ii) (A) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company to the Founder Members, forty percent (40%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, forty percent (40%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(iii) (A) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company to the Founder Members, thirty-seven and one half percent (37.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, thirty-seven and one half percent (37.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, twenty-five percent (25%) of any Founder Members'

Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(iv) (A) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company to the Founder Members, thirty-five percent (35%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, thirty-five percent (35%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(v) (A) of lifetime Distributions in excess of $4,000,000.01 made by the Company to the Founder Members, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions in excess of $4,000,000.01 made by the Company, thirty percent (30%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions in excess of $4,000,000.01 made by the Company, forty percent (40%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

For the clarity and the avoidance of doubt, the lifetime Distributions referenced in this Exhibit C shall exclude any tax Distributions made pursuant to Section 3.4.

If any Founder Member is not a Unitholder, the percentage amount of the then remaining Founder Members' Distributions shall be adjusted pro rata to account for the loss of that specific Founder Member and allocated to the Founder Members. By way of example, if Andrew Weeks is no longer a Unitholder, Section (i)(A) of this Exhibit C shall be updated to provide that of the first $1,000,000 of lifetime Distributions made by the Company to the Founder Members, instead of Michael Brown receiving five percent (5%) of any Founder Member Distributions, nine and five thousand two hundred thirty-eights (9.5238%) of any Founder Members' Distributions will be paid to Michael Brown or his Permitted Transferee, etc. This Exhibit C, except for this last paragraph, shall be updated by the Managers in the event any Founder Member is no longer a Unitholder to account for the adjustment to the percentage of a Founder Member's amount of Founder Members' Distributions.

SECOND AMENDMENT

TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

RAKE LLC

This SECOND AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (the "Second Amendment") is entered into on the 17th day of August, 2020 by and among Andrew Weeks, Alison Weeks, Michael Brown (collectively the "Members") and RAKE LLC (the "Company" or "Rake").

RECITALS

WHEREAS, pursuant to Limited Liability Company Articles of Organization of RAKE LLC filed with the Illinois Secretary of State on May 8, 2018, the Company was formed; and

WHEREAS, the Unitholders of Rake and Rake entered into a Limited Liability Company Agreement with regard to the Company dated December 26, 2018 (the "Agreement"); and

WHEREAS, the Members of Rake and Rake entered into a FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT with regard to the Company dated December 1, 2019 (the "First Amendment"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Company plans to enter a new loan agreement with Andrew Weeks and Alison Weeks.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

A. Exhibit C of the Agreement, as amended by the First Amendment, shall be deleted in its entirety and replaced with Exhibit C of the Second Amendment.

B. All other terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to Limited Liability Company Agreement as of the date first above written.

MEMBERS:

____
Andrew Weeks

____
Alison Weeks

____
Michael Brown

RAKE LLC

By:_______________________________
Its: Chairman

EXHIBIT C
FOUNDER MEMBER DISTRIBUTIONS

Distributions to the Founder Members pursuant to Section 3.2(b) shall be made by and among the Founder Members in the following manner:

(i) (A) of the first $1,000,000 of lifetime Distributions made by the Company to the Founder Members, fifty percent (50%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of the first $1,000,000 of lifetime Distributions made by the Company, fifty percent (50%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of the first $1,000,000 of lifetime Distributions made by the Company, zero percent (0%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(ii) (A) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company to the Founder Members, forty-two and one half percent (42.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, forty-two and one half percent (42.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company, fifteen percent (15%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(iii) (A) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company to the Founder Members, forty percent (40.0%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, forty percent (40.0%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $2,000,000.01 and $3,000,000 made by the Company, twenty percent (20%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(iv) (A) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company to the Founder Members, thirty-seven and one half percent (37.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, thirty-seven and one half percent (37.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions between $3,000,000.01 and $4,000,000 made by the Company, twenty-five percent (25%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(v) (A) of lifetime Distributions in excess of $4,000,000.01 made by the Company to the Founder Members, thirty-three and thirty-five hundredths percent (33.35%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions in excess of $4,000,000.01 made by the Company, thirty-three and thirty-five hundredths percent (33.35%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions in excess of $4,000,000.01 made by the Company, thirty-three and three tenths percent (33.3%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

For the clarity and the avoidance of doubt, the lifetime Distributions referenced in this Exhibit C shall exclude any tax Distributions made pursuant to Section 3.4.

If any Founder Member is not a Unitholder, the percentage amount of the then remaining Founder Members' Distributions shall be adjusted pro rata to account for the loss of that specific Founder Member and allocated to the Founder Members. By way of example, if Andrew Weeks is no longer a Unitholder, Section (i)(A) of this Exhibit C shall be updated to provide that of lifetime Distributions between $1,000,000.01 and $2,000,000 made by the Company to the Founder Members, instead of Michael Brown receiving fifteen percent (15%) of any Founder Member Distributions, twenty six and eighty seven one thousandths (26.0870%) of any Founder Members' Distributions will be paid to Michael Brown or his Permitted Transferee, etc. This Exhibit C, except for this last paragraph, shall be updated by the Managers in the event any Founder Member is no longer a Unitholder to account for the adjustment to the percentage of a Founder Member's amount of Founder Members' Distributions.

THIRD AMENDMENT

TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

RAKE LLC

This THIRD AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (the "Third Amendment") is entered into on the 9th day of December, 2020 by and among Andrew Weeks, Alison Weeks, Michael Brown (collectively the "Members") and RAKE LLC (the "Company" or "Rake").

RECITALS

WHEREAS, pursuant to Limited Liability Company Articles of Organization of RAKE LLC filed with the Illinois Secretary of State on May 8, 2018, the Company was formed; and

WHEREAS, the Unitholders of Rake and Rake entered into a Limited Liability Company Agreement with regard to the Company dated December 26, 2018 (the "Agreement"); and

WHEREAS, the Members of Rake and Rake entered into a FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT with regard to the Company dated December 1, 2019 (the "First Amendment"); and

WHEREAS, the Members of Rake and Rake entered into a SECOND AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT with regard to the Company dated August 17, 2020 (the "Second Amendment"); and

WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Company plans to enter a new loan agreement with Andrew Weeks and Alison Weeks.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

A. Exhibit C of the Agreement, as amended by the Second Amendment, shall be deleted in its entirety and replaced with Exhibit C of the Third Amendment.

B. All other terms and conditions of the Agreement shall remain in full force and

effect.

[Remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment to Limited Liability Company Agreement as of the date first above written.

MEMBERS:

____
Andrew Weeks

____
Alison Weeks

____
Michael Brown

RAKE LLC

By:____________________________
Its: Chairman

EXHIBIT C
FOUNDER MEMBER DISTRIBUTIONS

Distributions to the Founder Members pursuant to Section 3.2(b) shall be made by and among the Founder Members in the following manner:

(i) (A) of the first $4,000,000 of lifetime Distributions made by the Company to the Founder Members, forty-seven and one half percent (47.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of the first $4,000,000 of lifetime Distributions made by the Company, forty-seven and one half percent (47.5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of the first $4,000,000 of lifetime Distributions made by the Company, five percent (5%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

(ii) (A) of lifetime Distributions in excess of $4,000,000.00 made by the Company to the Founder Members, thirty-nine percent (39%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Andrew Weeks or his Permitted Transferees,

(B) of lifetime Distributions in excess of $4,000,000.00 made by the Company, thirty-nine percent (39%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Alison Weeks or her Permitted Transferees,

(C) of lifetime Distributions in excess of $4,000,000.00 made by the Company, twenty-two percent (22%) of any Founder Members' Distributions paid to the Founder Members shall be paid to Michael Brown or his Permitted Transferees and

For the clarity and the avoidance of doubt, the lifetime Distributions referenced in this Exhibit C shall exclude any tax Distributions made pursuant to Section 3.4.

If any Founder Member is not a Unitholder, the percentage amount of the then remaining Founder Members' Distributions shall be adjusted pro rata to account for the loss of that specific Founder Member and allocated to the Founder Members. By way of example, if Andrew Weeks is no longer a Unitholder, Section (i)(A) of this Exhibit C shall be updated to provide that of the first $4,000,000 of lifetime made by the Company to the Founder Members, instead of Michael Brown receiving five percent (5%) of any Founder Member Distributions, nine and five hundred twenty-four one thousandths percent (9.524%) of any Founder Members' Distributions will be paid to Michael Brown or his Permitted Transferee, etc. This Exhibit C, except for this last paragraph, shall be updated by the Managers in the event any Founder Member is no longer a

Unitholder to account for the adjustment to the percentage of a Founder Member's amount of Founder Members' Distributions.